Exhibit 99.2

OneConnect Financial Technology Co., Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

About This Report

Report Overview

This report is the third Environmental, Social, and Governance ((hereinafter referred to as "ESG") report published by OneConnect Financial Technology Co., Ltd. (hereinafter referred to as "OneConnect" , "we" , "the company" , or "our company"). The report covers OneConnect' s philosophy, policies, initiatives, practices, and key performance in ESG management during the 2024 fiscal year.

Scope of the Report

Time scope: The content of this report primarily covers the period from January 1, 2024 to December 31, 2024 (hereinafter referred to as "the reporting period" or "this year"). To enhance the comparability and completeness of the report, certain content appropriately extends to previous years.

Organizational scope: This report encompasses all activities consolidated for financial reporting purposes by OneConnect Financial Technology Co., Ltd.

Reporting Guideline

This report is prepared in accordance with the *Appendix C2 Environmental, Social and Governance Reporting Code* (as of December 31, 2024) (hereinafter referred to as the" ESG Reporting Code") of *the Main Board Listing Rules* issued by the Hong Kong Exchanges and Clearing Limited (hereinafter referred to as "HKEX"), and also refers to the *Consultation Paper on Enhancement of Climate-related Disclosures under the Environmental, Social and Governance Framework* (hereinafter referred to as the "Consultation Paper") issued by the HKEX, Global Reporting Initiative ("GRI") Sustainability Reporting Standards (2021) (hereinafter referred to as "GRI Standards"), and the United Nations Sustainable Development Goals ("UN SDGs"). For viewers' quickreference, and index of the ESG Reporting Code Key Performance Indicators (KPIs) and GRI Standards indicators is detailed in the Appendix.

Reporting Principles

Materiality: OneConnect identifies and prioritizes its material topics by assessing the importance of applicable topics to the company' s development and stakeholders, as detailed in the "Identification of Material Topics" section of this report.

Quantitative: The application of the quantitative principle is mainly reflected in the calculation and disclosure of the company' s key performance indicators for environmental and social aspects, as detailed in the Appendix "Table of Key Performance Indicators" .

Balance: To comprehensively reflect the company' s sustainable development practices to stakeholders, the company discloses its work objectively and completely in environmental, social, and governance aspects, presenting fairly both positive information and adverse impacts.

Consistency: We comply with the disclosure requirements of HKEX, and conduct data statistics and disclosure according to widely accepted methodologies with reference to international mainstream information disclosure standards. The same data collection methods will be used in future years, any changes will be disclosed to ensure comparability between different annual data.

Data Explanation

The data used in this report comes from internal statistics of OneConnect, publicly disclosed information or reports, as well as as reports and data from third-party independent institutions. Unless otherwise specified, all currency types and amounts mentioned in this report are denominated in Renminbi ("RMB"). OneConnect ensures that there are no false records, misleading statements, or material omissions in the content of this report.

Publication Format

This report is published annually and the electronic version can be accessed and downloaded from the Investor Relations of OneConnect at https://irhk.ocft.com/.

Feedback

For any inquiries or suggestions regarding the content of this report, please contact us at:

Email: OCFT_IR@ocft.com

Address: 21/24F, Ping An Finance Center, 5033 Yitian Road, Futian District, Shenzhen, Guangdong, PRC

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Appendix 62 5.1 Table of key performance indicators 63 5.2 Clause Index Table for HKEX’s Environmental, Social and Governance Reporting Code 69 5.3 Index Table of GRI Standards Indicators 74 Content 02 04 05 CONTENTS About This Report 1 Board Statement 3 Chairman’s Message 4 About OneConnect 5 Key Performance in 2024 7 Honors and Awards 8 Feature: FinTech Creates New Quality Productive Forces, Empowering High-Quality Development 9 Governance - Solid Operation 18 2.1 Corporate governance 19 2.2 Operation compliance 20 2.3 Risk management 21 2.4 Business ethics 23 Sustainability Governance 12 1.1 ESG governance system 13 1.2 Stakeholder engagement 14 1.3 Identification of material topics 15 1.4 Promoting to achieve UN SDGs 16 01 03 Social - Ecological Win-Win 26 3.1 Customer first 27 3.2 People-oriented management 38 3.3 Co-building the industry 47 3.4 Shared development 50 Environmental - Low-Carbon Future 57 4.1 Addressing climate change 58 4.2 Strengthening green operations 61

OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Board Statement

The Board of Directors ("the Board") of our company holds the highest decision-making authority regarding the company's ESG strategy. It reviews and revises the company's ESG management policies and strategies, ensuring that ESG principles are integrated into its development strategy. The Board is responsible for setting ESG-related objectives, regularly reviewing progress toward these objectives, evaluating the company's significant ESG risks and opportunities, and ensuring the establishment of appropriate and effective ESG risk management policies and systems. The Board holds overall responsibility for the disclosure of the annual ESG report. It reviews the ESG report annually, assesses the company's significant ESG risks and opportunities, identifies annual material topics, and reviews the progress toward ESG goals. The Board has full oversight over ESG matters, ensuring comprehensive supervision and guidance for ESG-related work.

The company has established an ESG Oversight Committee, which regularly and comprehensively identifies and assesses significant ESG topics, forming a materiality matrix. The committee reviews the company's annual ESG management performance, evaluates it in conjunction with the ESG objectives set by the Board, prepares the company's annual ESG report, and makes reporting to the Board.

This report provides detailed disclosures on the company's annual ESG progress and achievements for 2024 and was reviewed and approved by the Board on March 18, 2025. The Board and all directors of the company are committed to ensuring that the report's content is truthful, accurate, and complete and does not contain any false statements, misleading representations, or material omissions.

In the future, the Board will continue to refine the company's ESG management strategies and methods based on stakeholder expectations and operational realities, continuously improving the company's ESG management level and performance.

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OneConnect Financial Technology Co. Ltd
2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Chairman' s Message

As the global political and economic landscape undergoes significant changes, and technological innovation advances rapidly, industries across the board are accelerating their digital transformation driven by the development of new quality productive forces. The FinTech industry is facing unprecedented opportunities and challenges. As a commercial technology service provider dedicated to promoting the digital transformation of the financial industry, OneConnect adheres to the principle of empowering finance with technology and driving development through innovation. We actively respond to industry changes, build an innovative engine for the development of new quality productive forces in the financial sector, accelerate the digital transformation of the sector, and help the sector achieve high-quality development.

In 2024, OneConnect focused on developing four key products: "Retail + Credit + Property Insurance + Life Insurance" ,applying five core technologies—artificial intelligence ("AI"), blockchain, financial cloud, big data, and information security—to provide financial institutions with comprehensive "Technology + Business" empowerment. This approach enhanced efficiency and service quality while reducing risks and costs for financial institutions. The company focused on customer management, product empowerment, and channel management, continuously enhancing the quality and efficiency of retail operations for financial institutions such as banks. It strengthened its AI-driven capabilities in loan business, data collection, and credit systems, enabling one-stop digital and intelligent credit upgrades for financial institutions. For auto insurance, the company has offered a comprehensive end-to-end solution covering claims, underwriting, and services. In the non-auto insurance sector, it has introduced a next-generation core system to drive full-scale digital transformation. Additionally, by integrating a unified digital channel platform, OneConnect has empowered life insurance companies to streamline operations, reduce costs, improve efficiency, and empower performance management. The company' s products and services have covered more than 20 countries and regions and 197 overseas financial institutions, continuously expanding the company' s overseas footprint with a dual-driver approach to technology and business.

OneConnect has deeply recognized that ESG is not only a reflection of traditional corporate social responsibility but also a core philosophy driving long-term value growth. In 2024, the company was successfully included in the "Forbes China Top 10 FinTech Enterprises for ESG Practice" and the KPMG China "ESG 50 List • Corporate Governance Pioneers" , reflecting the company' s outstanding performance in the ESG field.

Environmentally, the company responds to HKEX' s enhanced climate-related disclosure requirements by proactively identifying and assessing climate-related risks and opportunities, mitigating and adapting to the impacts of climate change. The company is committed to achieving carbon neutrality in operations by 2030. The company has taken practical actions to reduce the negative impact of corporate activities on the natural environment through initiatives such as creating green workplaces, conserving resources, promoting reuse, and optimizing waste disposal.

Socially, the company always prioritizes customer needs, continuously improving customer service and quality assurance systems, and enhancing data security and privacy protection. It places great emphasis on employee development and well-being, providing ample career development opportunities and a favorable working environment. As a leading FinTech company, the company is committed to fostering exchange and cooperation along the industrial chain, building a sustainable supply chain to improve the ESG performance of suppliers, and engaging in deep dialog with ecosystem partners to jointly explore the future development of FinTech, thereby promoting the sustainable development of the industry. At the same time, the company steadfastly fulfills its social responsibilities, continuing to conduct public welfare activities and volunteer services, driving social development through innovative financial service models, and contributing to national rural revitalization strategies and the Belt and Road Initiative ("BRI").

In terms of governance, the company has enhanced its ESG governance framework, reviewing, auditing, and updating relevant compliance management systems and regulations. It has actively implemented internal ESG empowerment initiatives and strictly adhered to business ethics to ensure no corruption, bribery, unfair competition, or any behavior that disrupts financial order.

Looking ahead, OneConnect will strengthen the technological foundation and increase research and development in cutting-edge technologies, enriching financial scenario product and service innovations, and deepening the integration of ESG with business. The company will help drive the development of new quality productive forces and build a financial powerhouse. With technology as our vessel and responsibility as our sail, we will navigate the waves of next-generation technologies with steady progress and long-term vision, jointly promoting the high-quality development of the financial industry.

Chairman

Mr. Chen Dangyang

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OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

About OneConnect

Company Profile


ONE
CONNECT
专 业 ， 科 技 创 造 价 值
TECHNOLOGY CREATES VALUE THROUGH EXPERTISE

OneConnect is a Technology-as-a-Service provider for financial institutions and a national high-tech enterprise. OneConnect is an associate of Ping An Insurance (Group) Company of China, Ltd. (hereinafter referred to as "Ping An", together with its subsidiaries, "Ping An Group"). By leveraging Ping An Group's over 30 years of extensive experience in financial services and research capabilities, OneConnect has established long-term cooperation with financial institutions to address their needs for digital transformation. The integrated solutions and platforms the company provides include Digital Banking, Digital Insurance, and Gamma Platform, which is a technology infrastructure platform for financial institutions. With our unique competence in "technology + business", we help our customers improve efficiency, enhance service quality, and reduce costs and risks,thereby enabling digital transformations for our customers.

OneConnect was listed on the New York Stock Exchange in December 2019 and listed on the HKEX in July 2022. Globally, we have nearly 1,899 employees and serve 20+ countries and regions and 197 overseas financial institutions.

OneConnect has world-leading technology capabilities for financial services, including artificial intelligence (AI), Big Data Analytics, Blockchain, and more. As of December 31, 2024, OneConnect has won 329 awards at home and abroad. The company has won the PBOC's Financial Technology Development Award (2021-2023) for three consecutive years, and has been ranked among IDC's list of Top 100 Global FinTech Companies for six consecutive years (rising to No. 59 in 2021) and listed in KPMG's "China's Top 50 FinTech Enterprises" for seven consecutive years (2018-2024). The company has won the prestigious Wu Wen Jun AI Science & Technology Award, 78 international professional awards, and has also been awarded the CMMI5 international certification.

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Core Business The company’s digital banking solutions, consisting of digital retail banking, digital credit management, and digital operation solutions, cater to the digital transformation needs of banking fi-nancial institutions. With a “business + technology” solution ap-proach, the company helps banks drive business growth, reduce operational risks, and improve management efficiency, thus ena-bling high-quality development. By leveraging this comprehensive approach, banks can enhance their overall digital capabilities and provide exceptional services to their customers. The company’s digital insurance solutions help insurance com-panies digitalize the entire insurance process, including market-ing, customer management, and claims handling, through digital property and life insurance. The company also provides a service management platform for insurance customers. The company’s Gamma Platform integrates a range of solutions widely applicable to the financial services industry, including AI customer service and technological infrastructure such as smart voice, open platform, and more. Digital Banking Digital Insurance Gamma Platform Our Vision To be a world-leading financial technology company Our Value For society: Sustainable, high-quali-ty, and ecological win-win For customers: Enhanced efficiency and services, and reduced costs and risks For employees: An all-round learn-ing opportunity Our Culture Professionalism is the foundation for breakthroughs Innovation is the driving force of technology Win-win is the guiding principle of value Our Brand Technology Creates Value Through Expertise Our Vision To be a world-leading financial technology company Our Value For society: Sustainable, high-quali-ty, and ecological win-win For customers: Enhanced efficiency and services, and reduced costs and risks For employees: An all-round learn-ing opportunity Our Culture Professionalism is the foundation for breakthroughs Innovation is the driving force of technology Win-win is the guiding principle of value Our Brand Technology Creates Value Through Expertise Our Vision To be a world-leading financial technology company Our Value For society: Sustainable, high-quali-ty, and ecological win-win For customers: Enhanced efficiency and services, and reduced costs and risks For employees: An all-round learn-ing opportunity Our Culture Professionalism is the foundation for breakthroughs Innovation is the driving force of technology Win-win is the guiding principle of value Our Brand Technology Creates Value Through Expertise Our Vision To be a world-leading financial technology company Our Value For society: Sustainable, high-quali-ty, and ecological win-win For customers: Enhanced efficiency and services, and reduced costs and risks For employees: An all-round learn-ing opportunity Our Culture Professionalism is the foundation for breakthroughs Innovation is the driving force of technology Win-win is the guiding principle of value Our Brand Technology Creates Value Through Expertise Our Version and Value Our Culture and Brand 6 About This Report Board Statement Chairman’s Message About OneConnect Key Performance in 2024 Honors and Awards Feature Sustainability Governance 2024 Environmental, Appendix Social and Governance Report Environmental - Low-Carbon Future Social - Ecological Win-Win Governance - Solid Operation

OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Key Performance in 2024

Economic

Operating revenue

RMB 2.248 billion

Environmental

Greenhouse gas (GHG) emissions intensity

0.4 tons of CO_2e per person

Social

Proportion of female members of the senior management position

16%

Proportion of female employees in STEM-related positions

32%

Number of newly granted patents

39

Number of major information security incidents

0

Customer phone call service satisfaction rate

100%

Number of suppliers subject to annual admission review

314

Governance

Proportion of independent directors

44.44%

Number of business ethics violations

0

Employee business ethics training coverage rate

100%

Supplier anti-corruption policy coverage rate

100%

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OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Honors and Awards

As of December 31, 2024, OneConnect has cumulatively been awarded 329 prestigious honors from globally recognized consulting firms, government agencies, academic conferences, and authoritative media organizations, earning widespread recognition in the market.

Key Performance

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1st prizes in international contests

80
Global awards

68
Domestic and international certifications

Award name	Awarding institution	Time of receiving the award
Annual "Five Priorities" Financial Development Innovation Award	Nanfang Media Group	December 2024
2024 "Technology and Finance Pioneer List" Innovative Case	Digital Finance Committee, Internet Society of China	December 2024
2024 "Financial Big Model Pioneer List" Innovative Case	Digital Finance Committee, Internet Society of China	December 2024
Second KPMG ESG 50 Awards	KPMG China	December 2024
5th Yangtze River Delta Financial Technology Innovation and Application Global Competition"2024 Financial Technology Leading Enterprise Award"	Yangtze River Delta Financial Technology Innovation and Application Global Competition Organizing Committee	December 2024
2024 First CCF China Digital Finance Conference "Best Case in Digital Finance Exploration and Innovationt"	China Computer Federation Digital Finance	December 2024
2024 "Excellent Finance Award" Annual Technology and Financial Institution	Jiemian News, Shanghai United Media Group	December 2024
Financial Technology Development Award 2023	The People's Bank of China	November 2024
2024 Banker Annual Financial Technology Product Innovation Excellent Case	The Chinese Banker	November 2024
2024 "Jin Xin Tong" Award for the Most Scalable and Beneficial Case of Financial Technology Innovation Applications	China Academy of Information and Communications Technology	November 2024
The 4th NIFD-DCITS Financial Technology Innovation Case Database	FinTech Research Center, National Institution for Finance & Development	September 2024
2024 IDC China FinTech Emerging 50	IDC	August 2024
Top 50 Influential Financial Technology Enterprises	Forbes China	August 2024
Forbes China Top 10 FinTech Enterprises for ESG Practice	Forbes China	August 2024
"Excellent Risk Control and Compliance Solution" Award	Financial Professional Committee of the Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation	May 2024
"Excellent Digital Marketing Solution" Award	Financial Professional Committee of the Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation	May 2024
Top 50 Chinese Enterprises Providing the "Going Global" Services	Cailian Press & China Overseas Development Association	May 2024
2023 Financial Services Leading Platform	The Economic Observer	February 2024
"Top 50 Financial Technology"	Lingyi Think Tank	January 2024
"Top 30 Financial Information Technology Application Innovation"	Lingyi Think Tank	January 2024
"Excellent Industry Cloud Case" Award	China Academy of Information and Communications Technology	January 2024
Annual Best Development Institution Award	Dongshiju.com & DataTechnology.com.cn	January 2024

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Feature FinTech Creates New Quality Productive Forces, Empowering High-Quality Development

OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Feature:

FinTech Creates New Quality Productive Forces, Empowering High-Quality Development

New quality productive forces refer to productive forces driven by technological innovation. Such forces encourage the application of digital technologies such as big data, cloud computing, and AI to enable smarter production and operations. As a provider of commercial technology services for financial institutions, OneConnect, backed by over 30 years of rich experience in the financial industry and independent R&D capabilities from Ping An Group, has been committed to empowering the transformation and upgrading of the financial industry through technological innovation. Over time, the company has developed five core technologies: AI, blockchain, financial cloud, big data, and information security. With deep expertise in cutting-edge technologies such as AI and big data, OneConnect plays an increasingly important role in cultivating new quality productive forces within the financial industry.

Data Drives Decision-Making, and AI Applications Enhance Quality and Efficiency

In 2024, OneConnect launched the Open Data Platform V6.0. This platform, through upgrades to core product modules such as big data infrastructure, mobile integration, and intelligent operations, enhanced capabilities in data query, integration, and decision-making analysis. Additionally, it released the Data Development Sub-Platform and the Data Reporting Sub-Platform. The former improves data development efficiency and security through AI empowerment and visualization tools, while the latter focuses on data realization", needs, optimizing the reporting procedures and ensuring data accuracy and sharing efficiency. The Open Data Platform follows the guiding principles of "data standardization, data assetization, data service orientation, and data value realization" ,comprehensively supporting financial institutions and enterprises in accelerating digital transformation and strengthening their core market competitiveness.

Empowering Financial Institutions' Digital Transformation

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Intelligent Customer Service Improves Bank Service Efficiency

In November 2024, OneConnect collaborated with Yibin City Commercial Bank to sign a project for building an intelligent customer service system. Leveraging leading AI technologies and resource advantages, OneConnect provided a solution for an intelligent customer service system that covers multiple channels, including phones, websites, Mobile Banking apps, and WeChat official accounts, establishing a 24/7 intelligent service system. The project provides dual empowerment of "business + products" , offering intelligent outbound calls, procedural templates, and AI talent cultivation services, which effectively improve customer service efficiency, enhance the level of intelligence, reduce operational costs, and strengthen online service capabilities.

02

AI Empowerment Supports Bank Customer Management

In 2024, OneConnect, driven by AI technology, promoted the digital transformation of customer management and operations in the banking industry, achieving significant results. The "Employee E-Marketing-LITE Version" app, launched in the first half of the year, was specifically designed for small and medium-sized and joint-stock banks, focusing on key scenarios such as customer management, product operations, and team management. By enhancing the system's ability to self-close processes and standardize implementation and deployment, this platform achieved rapid launch with low costs and short cycles. It has already been deployed in several top-tier banks. At the same time, the service and sales robot solution uses precise analysis of customer profiles and behavior patterns to develop efficient service and sales strategies, integrating services and marketing deeply. According to data from a joint-stock bank, AI-driven sales have exceeded 60%, significantly improving the bank's service efficiency and market competitiveness.

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OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Diverse Scenario Applications Drive the Development of "Five Priorities" of Finance

01

The Digital SME Credit System Enhances Financing Efficiency for Micro and Small Enterprises

OneConnect focuses on addressing the pain points in the development of inclusive finance and has launched the Digital SME Credit System to resolve the challenges of "difficult and expensive financing for small and micro enterprises" in traditional inclusive finance operations using technological means. The system leverages technologies such as AI-powered face-to-face review, Optical Character Recognition ("OCR"), and big data analytics to digitally transform entire credit procedures. This allows borrowers to easily apply for loans via mobile phones, with an average approval time reduction of over 30%, effectively improving the coverage and service efficiency of inclusive finance. Through this solution, OneConnect has successfully empowered financial institutions to remove the constraints of traditional business models, enhancing the accessibility and affordability of inclusive finance, helping to achieve the goals of "increased financing volume, expanded service scope, and reduced costs", and promoting the sustainable development of inclusive finance globally.

02

Smart Information Technology Application Innovation ("ITAI") Services Inject New Momentum into FinTech

OneConnect actively responds to the 14th Five-Year Plan by collaborating with ITAI vendors to promote the localization of core technologies. In a local financial regulatory authority's smart financial platform project, OneConnect successfully deployed an intelligent customer service module based on "AI + ITAI" technology, enabling AI marketing, after-sales follow-up, and other scenarios, significantly improving operational efficiency and service quality. OneConnect's smart voice system, leveraging Ping An Group's over 30 years of financial business experience, combined with large model technology and a localized platform, has successfully completed mutual certifications with many mainstream ITAI vendors, obtaining over 100 certifications and being included in the national ITAI catalog. Moving forward, OneConnect will continue to strengthen product performance and compatibility, promote technological innovation in financial services, and support the thriving development of the digital economy and new quality productive forces.

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Technological Innovation Empowers the Development of Digital Finance

OneConnect, in collaboration with the Bank of Changsha, is advancing the upgrade of the Corporate e-Bank Project to support the digitization of corporate business operations. Through advanced technological solutions, OneConnect provides intelligent support, optimizing business processing efficiency and enhancing customer service experience. At the same time, OneConnect supports the creation of the "Finance + Lifestyle" ecosystem on the Fulanshe Platform, boosting the growth of retail customer assets under management ("AUM"). This partnership has helped the Bank of Changsha achieve a comprehensive digital transformation of its business, particularly in areas such as the digitization of corporate business, customer points and rights management, and local life service platforms, fully demonstrating OneConnect's technological advantages and service capabilities in the field of digital finance.

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Dual Drivers of Data and Intelligent Risk Control Help the Industry Build New Quality Financial Productive Forces

In 2024, Gamma Platform, driven by the dual drivers of data and intelligent risk control, fully empowered the digital transformation of financial institutions and aided the industry in building "new quality financial productive forces", achieving remarkable results. In the data domain, the platform offers full-process data management and full-chain data governance capabilities through the Data-as-a-Service ("DAAS") open data platform for financial institutions. In intelligent risk control, the intelligent face-to-face review solution launched by Gamma Platform uses technologies such as facial recognition, liveness detection, voice recognition, and graph computation to effectively combat deep forgery fraud. This helped an institution achieve automatic loan issuance exceeding RMB1.2 billion, intercepting loan frauds worth over RMB1 million, significantly reducing costs, and improving efficiency.

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Sustainability Governance 01

OneConnect Financial Technology Co. Ltd
2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

ESG governance system 1.1

OneConnect fully understands the importance of ESG to the long-term and steady development of the company. Therefore, the company has proactively taken sustainable development actions and integrated these philosophies into its corporate strategy. The company has established a clear, efficient ESG governance structure to ensure that responsibilities at all levels are well-defined. By aligning with actual business operations, the company has strengthened ESG management in a more scientific, professional, and systematic manner.

The company's Board of Directors assumes full responsibility for ESG-related matters and holds the ultimate decision-making authority. The Board is responsible for the holistic oversight of ESG matters, including setting targets, formulating policies and checking target completion progress.

An ESG Oversight Committee is established within the company's management layer, consisting of the Chief Executive Officer, heads of relevant functional departments, and other key management representatives. This committee is responsible for coordinating the advancement of ESG-related matters within the company, including comprehensively identifying, assessing, and managing significant ESG-related matters, regularly reviewing the practical progress of ESG goals set by the Board, organizing the preparation of the annual ESG report to present to the Board, and continuously improving and standardizing the management of ESG matters and risks, guiding and urging each functional department and business line to carry out and implement specific tasks.

Each functional department and business line plays its role to the fullest, actively implementing ESG-related initiatives and promptly reporting ESG-related performance to the management to ensure the ESG Oversight Committee is informed of the execution and progress towards ESG management goals. In addition, the company employs external experts to provide advice and guidance on internal ESG matters and risk management, as well as the annual reporting process.

OneConnect ESG Governance Structure


Board of Directors
ESG Oversight Committee
Functional departments
Business lines
Board Office
Brand Promotion Department
Human Resources Department
Administration Department
Finance Department
Legal Compliance and Risk Management Department
IT Department
Others
Digital Banking Division
Digital Insurance Division
Gamma Platform Division
Others

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OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Stakeholder engagement 1.2

As a group of people who are closely associated with the sustainable development of our company, stakeholders play a significant role in the decision-making process. OneConnect fully respects and safeguards the legitimate rights and interests of all stakeholders and values their expectations and demands. OneConnect proactively builds diversified communication channels and mechanisms. Through sustainable development disclosures and effective communication mechanisms, the company has responded to stakeholders' expectations.

We value our relationships with stakeholders by complying with regulations, providing professional services for customers, creating outstanding returns for shareholders, offering growth opportunities to employees, growing together with partners, and actively undertaking social responsibilities. We aim to establish harmonious and trust-based relationships with stakeholders.



Stakeholders	Topics of concern	Communication channels
Government and regulators	Empowering inclusive finance Operation compliance Tax transparency Financial infrastructure development	• Communication meetings with government officials • Public disclosure of information • Regulatory communication and material submission
Shareholders/Investors	Solid performance FinTech innovation Risk management Corporate governance	• Periodic reports and daily announcements • General shareholders' meeting • Presentation of performance • Investor surveys • Official website of the company
Customers	High-quality products Customer service Information security and privacy protection Protection of intellectual property rights	• Bid proposals and project meetings • 400 telephone system • Complaints handling • Service quality control system • Customer satisfaction survey • After-sales service follow-up
Employees	Diversity and equal opportunities Employee benefits and rights Employee training and development Occupational health and safety Labor rights	• Talent recruitment channels • Training system and policy communication • Internal meetings and communication • Corporate culture activities • Employee satisfaction survey
Suppliers and partners	Supply chain management Business ethics Anti-unfair competition Protection of intellectual property rights	• Supplier conference • Supplier management information system • Communication and training on the supplier management system • Exchange visits of the management • Cooperative development projects
Communities	Community environment Community contributions	• Green operations • Charitable activities
Media/Social groups, and other stakeholders	Construction of financial infrastructure Facilitating industry transformation and development Empowering industry green development Empowering inclusive finance	• Brochures, official website and media coverage • Press conference, forum, and social events • Company visits and interviews

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OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Identification of material topics 1.3

OneConnect places high importance on the identification and management of ESG topics, conducting an analysis of material topics annually. The company considers the expectations and demands of stakeholders as crucial factors in formulating its ESG strategy. Regular communications with stakeholders are conducted to understand and collect their views and feedback. In 2024, OneConnect has identified 25 material topics by referring to the HKEX's *ESG Reporting Code*, GRI Standards, Sustainability Accounting Standards Board's ("SASB") Standards, and other industry standards related to the company's business, and incorporating capital market concerns, peer practices, and regulatory requirements. By considering the importance of each topic to stakeholders, as well as assessing the significance of each topic to the company's development, OneConnect ranked the materiality of relevant topics and formed a materiality matrix which was reviewed and confirmed by the company's Board of Directors.

OneConnect ESG Materiality Matrix


Very important
Impact on stakeholders
Important
High-quality products
Information security and privacy protection
Corporate governance
Customer service
Empowering inclusive finance
Operation compliance
FinTech innovation
Business ethics
Construction of financial infrastructure
Risk management
Facilitating industry transformation and development
Empowering industry green development
Tax transparency
Employee benefits and rights
Solid performance
Community contribution
Anti-unfair competition
Occupational health and safety
Employee training and development
Addressing climate change
Diversity and equal opportunities
Supply chain management
Protection of intellectual property rights
Energy and resource management
Waste management
Important
Impact on OneConnect
Very important
Environmental topics
Social topics
Governance topics

15

OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Promoting to achieve UN SDGs 1.4


1 NO POVERTY

Actions of OneConnect

The company actively participated in the Ping An Guardian Initiative "Love in Action" volunteer campaign, launching the "Pass Love On – Giving New Meaning to the Old" donation drive in its Shanghai and Shenzhen offices. Employees were encouraged to donate unused items such as storybooks and toys to support children in underprivileged rural areas. All donated materials were successfully delivered to the Daliang Mountains in Sichuan, spreading love and warmth.


5 GENDER EQUALITY

Actions of OneConnect

The company standardizes the management of the whole process of recruitment before, during and after, does not treat candidates differently due to gender differences, ensures that the recruitment and promotion process is fair and non-discriminatory, and safeguards the legitimate rights and interests of female employees.


3 GOOD HEALTH AND WELL-BEING

Actions of OneConnect

The company attaches great importance to the physical and mental health and safety of its employees, and builds an all-round health protection system, providing employees with a full range of health protection such as annual health checkups, mental health counseling, infirmary consultation, cooling and heating benefits, and offering employees supplementary comprehensive welfare protection plans such as accidental, life and medical insurance.


6 CLEAN WATER AND SANITATION

Actions of OneConnect

The company advocates energy conservation, emissions reduction, and the prevention of waste, and calls on all employees to develop the habit of saving water, electricity, paper and meals in their daily work and life, and to become practitioners of energy conservation and emission reduction.


4 QUALITY EDUCATION

Actions of OneConnect

The company advocated and organized the "Love and Technology Growing Together" public welfare walk, calling on participants to pay attention to the education and growth of rural children. The funds will be used to support and nurture children's charitable projects, supporting children aged 0-18 to grow up healthy mentally and physically and to develop equally.


8 DECENT WORK AND ECONOMIC GROWTH

Actions of OneConnect

The company creates a large number of high-quality jobs, provides employees with rich training opportunities and a sound promotion mechanism to ensure that every employee has the opportunity to grow and develop, while upholding the commitment to protect the rights and interests of employees and caring for their well-being.

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OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Promoting to achieve UN SDGs 1.4

Actions of OneConnect

Based on the accumulated advantages of top technologies in financial business scenarios, the company actively builds digital ecosystems, works with the government to create a series of financial "new infrastructure" projects, improves the level of data infrastructure construction, promotes data sharing, and empowers the transformation and development of financial institutions.

Actions of OneConnect

Concerned about the environmental, economic and social impacts of climate change, the company attaches great importance to the governance of climate-related risks and opportunities, formulates the plans to identify and evaluate climate-related risks and opportunities, and takes strong measures to support the Group's green development. The company actively responded to the "Earth Hour" public welfare event initiated by the World Wide Fund for Nature (WWF), and specially organized a public welfare convocation called "One Action to Protect the Earth".

Actions of OneConnect

The company insists on treating all employees equally, commits to realizing equality and fairness in the workplace, resolutely avoids treating employees differently due to other non-work factors and other differences, and creates an equal, non-discriminatory, and inclusive workplace environment for employees.

Actions of OneConnect

The company strictly complies with laws and regulations, strives to create a clean and transparent business environment, regulates the business conduct of all directors and employees, strengthens the company's anti-monopoly and anti-unfair competition assessment, and prohibits the use of child labor and forced labor. In terms of supplier conduct, suppliers are required to sign an Anti-Corruption Compliance Commitment Letter and actively undertake and practice corporate social responsibility. OneConnect also conducts related advocacy and training for suppliers.

Actions of OneConnect

The company advocates a low-carbon and environmentally-friendly consumption philosophy and actively reduces the environmental impact of its operations through energy-saving renovation, advocating energy conservation and emission reduction by employees, and strengthening waste management. In terms of internal supplier management standards, the company has targeted the inclusion of sustainable development requirements, focusing on the performance of suppliers in environmental protection, employee rights and risk management, and other ESG topics.

Actions of OneConnect

The company fully respects and safeguards the legitimate rights and interests of stakeholders, and attaches importance to the expectations and demands of stakeholders. It actively builds diversified communication channels and mechanisms, incorporates the expectations of stakeholders into the company's sustainability governance and information disclosure, maintains effective communication and establishes a relationship of trust with stakeholders. In addition, the company actively undertakes corporate social responsibility, and strives to achieve harmonious development among ourselves, customers, shareholders, partners, employees, and society.

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Governance - Solid Operation 02

Corporate governance 2.1 The Board is the highest decision-making body regarding the company’s environmental, social, and governance strategy, with subcommittees including the Audit Committee and the Compen-sation and Nomination Committee. All members of the Audit Committee are independent non-ex-ecutive directors. The Compensation and Nomination Committee is predominantly composed of independent non-executive directors and is chaired by one of them. As of December 31, 2024, the Board consisted of 9 directors, including 1 executive director (accounting for 11.10%), 4 non-exec-utive directors (44.45%), and 4 independent non-executive directors (44.45%). Among them, there were 2 female directors (22.22%). The company has adopted a board diversity policy (the “Board Diversity Policy” ). The Board seeks to achieve its diversity through the consideration of a number of factors when selecting candidates for the Board, including but not limited to skills, experience, cultural and educational background, geography, industry and professional experience ,ethnicity, gender, age, knowledge and length of service. The knowledge and skills of the Board members cover various fields, including FinTech, banking, accounting, legal and compliance, and business management providing talent support for the professionalism and efficient operation of the Board. The Compensation and Nomination Committee is responsible for reviewing the content and monitoring the implementation of the Board Diversity Policy. Board meeting 5 Audit Committee meeting 5 Remuneration and Nomination Committee meeting 1 Key Performance 19 About This Report Board Statement Chairman’s Message About OneConnect Key Performance in 2024 Honors and Awards Feature Sustainability Governance 2024 Environmental, Appendix Social and Governance Report Environmental - Low-Carbon Future Social - Ecological Win-Win Governance - Solid Operation

OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Operation compliance 2.2

OneConnect consistently maintains compliance sensitivity, closely monitoring regulatory policy trends, and strictly adhering to national laws, regulations, and various regulatory provisions to comprehensively enhance the company's compliance operations. As of the end of the reporting period, the company had issued a total of 25 regulatory, legal, and business compliance-related promotional documents.

Number of regulatory, legal, and business compliance-related promotional documents issued by the company

25

Intellectual property compliance management 2.2.1

Key Performance

Newly granted patents

39

Newly registered software copyrights

35

OneConnect strictly follows laws and regulations such as the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, and the *Copyright Law of the People's Republic of China*. The company has developed an intellectual property management system tailored to the company's developmental characteristics. Currently, policies like the *Intellectual Property Protection Management Measures*, the *Invention Reward Management Measures*, and the *Trade Secret Protection Management* Measures have been formulated to clarify the company's management mechanisms and organizational safeguards at the institutional level regarding intellectual property, trade secrets, and patent protection.

The company has established an intellectual property coordination department, relevant positions, and departmental intellectual pro-perty liaisons, building a company-wide intellectual property talent pool to advance the application and protection of intellectual pro-perty rights and the distribution of related bonuses. This year, the company linked product management with software copyright registration to ensure the completeness of software copyright levels for core business products.

The company not only protects its own intellectual property but also strives to respect and safeguard the legitimate rights and interests of other individuals or organizations. We firmly oppose any form of infringement on the intellectual property rights of others and ensure that all business activities comply with relevant laws and regulations, promoting a fair and healthy innovation environment.

Information security compliance management 2.2.2

Key Performance

Major information security violations during the reporting period

0

As a commercial technology service provider for financial institutions, OneConnect has set strict requirements for information security. The company has always adhered to compliance bottom lines and ensures its steady progress in information technology compliance with continuously updating and revising legal and regulatory requirements.

Internally, the company tracks the latest developments in information security-related laws and regulations in real time, establishes a robust information security monitoring mechanism, strengthens the internal information security training system, and conducts diverse training courses and practical drills. Information security protection philosophies are integrated into every aspect of day-to-day work. Meanwhile, the company introduces advanced technologies to enhance data encryption, access control, and backups, effectively reducing the risk of information leakage and strengthening the security defense of the company's, customers', and partners' information assets.

Externally, the company actively invites and accepts third-party information security reviews from regulatory authorities, cooperating customers, and affiliated groups. These reviews include but are not limited to compliance checks, self-assessments, and due diligence. As of the end of the reporting period, the company had passed 100% of the information security reviews conducted by these institutions.

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OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Tax compliance management 2.2.3

As a multinational enterprise, the company strictly follows the tax laws and regulations of the operating countries, formulates and implements the *Tax Work Management Measures* according to the actual situation of the company, specifying departmental responsibilities, standardizing accounting treatments, and tax payment processes to improve the accuracy of tax data. The company regularly reviews its related-party transactions, promptly communicates with relevant departments to understand and discuss the fairness of pricing, and makes tax payment adjustments according to tax laws for transactions that do not meet the fairness requirements from a tax perspective.

OneConnect Monthly Report on Regulatory Policy Dynamics and Trending Topics in the Industry (August 1-31)

Legal, Compliance, and Risk Management Team

I. Key Policy Highlights

Corporate Governance

■ The Supreme People' s Court (Business Focus: Supplier Management)

On August 27, 2024, the Supreme People' s Court issued the *Official Reply of the Supreme People' s Court on the Issue of Validity of an Agreement Between Large Enterprises and Small and Medium-sized Enterprises That Payment is Contingent Upon Receipt of Payment from a Third Party*. The reply clarified that provisions that make payment by third-party payment a prerequisite (pay-if-paid clauses) are invalid. This applies retrospectively to disputes arising from such clauses signed between large enterprises and small and medium enterprises after September 1, 2020.

Financial Regulation

■ The People' s Bank of China (Business Focus: Credit Information Services)

Recently, the People' s Bank of China issued the *Announcement on Amendments to the Notice of the People' s Bank of China on Further Strengthening the Security Management of Credit Information (Exposure Draft)*. This draft aimed to deepen the management of credit information security and revise and improve certain operational rules, regulatory measures, and assessment systems related to credit business.

Information Data

■ National Technical Committee 260 on Cybersecurity Standardization Administration of China (Business Focus: Internet Platform Service Suspension)

On August 7, 2024, the National Technical Committee 260 on Cybersecurity Standardization Administration of China released the *Cybersecurity Standard Practice Guidelines—Security Requirements for Data Processing during Internet Platform Service Suspension (Exposure Draft)*. This draft has clarified the basic requirements for data processing during internet platform service suspension, which can be used to guide data processors of internet platforms in conducting data security protection work, among other tasks.

OneConnect Monthly Report on Regulatory Policy Dynamics and Trending Topics in the Industry

Risk management 2.3

The company regards risk management as one of the core activities of business management and operations. It has established a comprehensive risk management system that covers all aspects, with clear responsibilities, well-defined boundaries, and normative management.

Improvement of system development 2.3.1

The company has formulated a series of risk management measures and policies, including the *Comprehensive Risk Management Framework, Operational Risk and Internal Control Management System, Operational Risk Management Framework, Reputation Risk Management Policy, IT Operations Management System Framework, Information Security Management System and Liquidity Risk Management Measures.* The company regularly reviews and revises the relevant risk management systems based on the latest laws and regulations and the dynamics of business operations. During the reporting period, the company revised over 10 risk management systems, including the *Response Regulations for Major Emergencies, Data Security Management Measures, Information Security Management System, Concentration Risk Management Measures, Operational Risk Management Measures*, and *Internal Control Management System.*

Strengthening organizational support 2.3.2

The company has integrated risk management into its governance structure from top to bottom. At the Board level, the Board regularly reviews the overall objectives, risk appetite, and tolerance for comprehensive risk management each year, incorporating risk appetite into major business decision-making considerations. The Board includes professionals with experience in risk management and auditing, providing relevant perspectives and viewpoints on the company' s major business decisions. The Board members regularly receive compliance training related to the listing rules in Hong Kong and the United States, covering topics such as insider trading, information disclosure, and related-party transactions, thereby enhancing their ability to manage and control compliance risks.

At the management level, the company' s management team is responsible for the decision-making and execution of risk management, undertaking the management functions of the comprehensive risk management system, including policies, systems, implementation, rewards and penalties. The Chief Financial Officer("CFO") is responsible for driving and implementing comprehensive risk management and reporting directly to the Chief Executive Officer ("CEO").

At the execution level, it has established effective-operating three lines of defense for risk management, witha clear delineation of responsibilities and mutual checks and balances. Three lines of defense are composed of business lines, risk management functional departments, and internal audit and supervision departments, ensuring that responsibilities are properly implemented. The structures and reporting paths of the risk management functional departments and audit and supervision departments are independent of the business departments.

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OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

The company's risk management functional departments report on the status of comprehensive risk management and key tasks to the Board and the Audit Committee on a quarterly basis and submit comprehensive risk management reports to the management team every month. The company's audit and supervision departments conduct irregular audits on comprehensive risk management and risk management in specific areas. In particular, the company conducts an annual external audit for the SOX project, with a comprehensive evaluation that includes the risk management system, the operation of the risk governance framework, and the effectiveness of risk management systems.

Standardizing management procedures 2.3.3

The company conducts multidimensional and comprehensive risk identification in its business areas, designates risk management departments to coordinate the establishment of applicable risk management policies, mechanisms, indicators, processes, systems, and management tools, and identifies, measures, evaluates, monitors, responds to, and reports on various risks. The company promotes and perfects proactive and in-process risk management capabilities through "reporting, monitoring and early warning, inspection and handling" and "process sorting, risk exposure investigating, impact ranking, rectification suggestion, and improvement approval" closed loops. It implements special risk reviews and admission requirements in key areas such as new business and products, third-party cooperative institution management, conducts irregular business risk assessments and reviews, identifies critical risk processes, proposes optimization suggestions on risk prevention and forward-looking control, and issues assessment reports to prevent potential issues.

The company has identified the top two conventional known risks and one emerging risk that may impact business expansion. Please refer to the table below for details.

Risk category	Risk name	Risk description	Response measures
Known risks	Compliance risk	Compliance operational risk refers to the risk of direct or indirect losses resulting from inadequate or problematic internal procedures, employee management, systems, and external events.	The company continuously improves and implements its operational risk management strategies. Based on the existing compliance management and internal control systems, the company optimizes the operational risk management framework, enhances operational risk management policies and tools, strengthens interdepartmental coordination and collaboration, establishes daily monitoring and reporting mechanisms, regularly reports the overall operational risk status to the management, and continuously improves the effectiveness and proficiency of operational risk management.
	IT risk	IT risk refers to operational, legal, and reputational risks faced by the company during technology operations due to natural factors, human factors, technical vulnerabilities, and management defects.	In accordance with with legal, compliance, and regulatory requirements, the company has established a comprehensive IT risk management system. This system clarifies governance frameworks covering information security, data security, and system security, along with specialized division of responsibilities. The company actively promotes intelligent and data-driven business transformation while strengthening IT risk controls. On one hand, it enhances capabilities in IT compliance and information security risk prevention, monitoring, and response, building a robust intelligent prevention and control system for information compliance and security risks. On the other hand, it reinforces R&D and technology operations risk management systems, improves technology R&D security management, and enhances the efficiency and stability of technology operations. Overall, the company strives to avoid major IT risk incidents such as significant information leaks, unauthorized data acquisition, IT downtime, and software copyright infringement.
Emerging risks	Geopolitical risk	Instability factors in the Middle East and Southeast Asia will impact the economic environment and local policies of countries and regions where the company operates, indirectly affecting the company's overseas business expansion and stable development. The results of global elections in major election years have further exacerbated the "deglobalization" trend, with rising trade protectionism, potential decoupling from China in trade, and increasing financial sanctions. This poses challenges to the company's strategic layout and business management in FinTech.	• Risk Monitoring: The economic landscape and risk assessment of countries and regions where the company operates will be incorporated into daily monitoring, and periodic reports will be submitted to the management through comprehensive risk management reports to provide decision-making references. New business expansion countries and regions will be cautiously evaluated. • Dynamic Tracking: The company tracks regulatory policy updates and industry trending topics on a monthly basis, providing focused interpretation and risk alerts aligned with the company's business development direction. In case of significant legal and regulatory changes, special reports will be made to the management. Additionally, the company enhances the compliance and operational risk management efforts for new business and products.

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OneConnect Financial Technology Co. Ltd 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Continuous capacity building 2.3.4

The company focuses on building internal risk management capabilities and continuously conducts training related to risk management. Multiple measures are taken to promote the establishment of a risk management culture. During the reporting period, the company carried out over 50 risk management training and advocacy sessions for specific groups, management personnel, and all employees. The training and advocacy content covered IT risks, compliance risks, operational risks, and reputation risks, among others, addressing specific and diverse management scenarios such as data security, personal information protection, terminal security, IT operations management, anti-money laundering, third-party partner management, and social media management.


盈利创辉煌 你我皆主角
程序员节谜题分享系列活动

On-site Risk Training and Advocacy Activity at OneConnect Programmer's Day

Business ethics 2.4

OneConnect has always committed itself to upholding excellent business ethics, consistently adhering to ethical standards in its business operations. The company keeps abreast of the latest international and domestic policies and regulations, establishing internal business ethics management policies and norms to ensure that it does not engage in corruption, undermine the fairness of business competition, or disrupt the financial order.

The Board is responsible for overseeing the implementation of the company's business ethics-related policies and norms, with all management members fulfilling their obligations to thoroughly review and discuss the ethics and compliance of business decisions. The Audit Committee of the Board regularly meets with the internal audit team to discuss internal audit work, including anti-corruption efforts. The internal audit team regularly reports audit results to the Audit Committee.

Key Performance

0

- Number of breaches in corruption or bribery
- Number of breaches in discrimination or harassment
- Number of breaches in customer privacy data
- Number of breaches in conflicts of interest
- Number of breaches in money laundering or insider trading

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OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Anti-corruption and anti-bribery 2.4.1

OneConnect is committed to creating a clean and transparent business environment, regulating the business conduct of all directors and employees, ensuring a good working culture, and enhancing business ethics. The company fully complies with the provisions and the spirit of all applicable anti-corruption laws, including the *U.S. Foreign Corrupt Practices Act* ("FCPA"), and the anti-corruption laws of the People's Republic of China, and has issued and implemented a series of policies, such as the *Anti-corruption Compliance Policy* and the *Code of Business Conduct and Ethics*, which require directors and employees to always adhere to ethical standards in business practices. The company strictly prohibits engaging in or tolerating bribery or any other form of corruption, and has imposed policies that prohibit from offering, promising, authorizing, receiving, or giving money or anything of value to "Influential Outside Persons" or any other person or entity to secure any improper advantage, or to obtain, direct, or retain business for the company. The company's internal personnel are also prohibited from offering, promising, authorizing, giving money or anything of value to an outside entity in order to secure any improper advantage, or to obtain, direct or retain business for the company.

The company attaches importance to the cultivation of employees' awareness of business ethics and continues to make efforts in the training and promotion of employees' business ethics. As of the end of the reporting period, the company conducted 13 anti-corruption/integrity culture-related training sessions for all employees, with a training coverage rate of 100%. Throughout the year, the company did not have any litigation cases involving corruption and bribery. The company places great importance on anti-corruption and anti-bribery risk management for suppliers and partners, and has include binding clauses related to business ethics in the contract with suppliers. The legal and compliance risk management team is responsible for internal controls such as the admission and early warning of cooperative channels. During the reporting period, the company worked with business departments to complete follow-up visits to 49 cooperative channels, ensuring compliance with business regulations.

Key Performance

Number of anti-corruption/integrity culture-related compliance training sessions during the reporting period **13**	Coverage rate of anti-corruption/integrity culture-related compliance training (including company directors and employees) **100**%
Supplier anti-corruption policy coverage rate **100**%	Frequency of business ethics audits **7** times/year

Case | "Zero Tolerance" Special Action

In 2024, OneConnect launched the "Zero Tolerance" special action in accordance with Ping An Group's requirements and established a special action team. The "Zero Tolerance" special action team focused on areas prone to violations of discipline and law, based on the Group's annual work priorities and regulatory requirements. Through the preparation of case notifications, the team promoted lessons learned and facilitated governance improvements. The company explored a model combining "warning education + system advocacy + self-inspection and self-correction" to guide business teams in self-assessment and self-correction, helping to build a scientific and standardized system framework. The special action included integrity education, promoting anti-corruption, data security, and relevant company regulations. Actual violation cases from work processes such as working hour management violations, accounts receivable management violations, settlement management violations, contract management violations, sensitive information violations, and marketing channel management violations were presented through case advocacy. Through continuous education and training, the company guided employees to learn, understand, and comply with the discipline, and integrate integrity and self-discipline awareness, thereby fostering proactive momentum and maintaining integrity.


清正廉洁守底线
反贪反腐敲警钟
违反廉洁纪律行为：


清正廉洁守底线
反贪反腐敲警钟
违反廉洁纪律行为：

Themed Poster of "Uphold Integrity and Stay Within Boundaries, While Sounding the Alarm Against Corruption and Bribery"

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OneConnect Financial Technology Co., Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Anti-money laundering, anti-monopoly, and anti-unfair competition 2.4.2

OneConnect strictly adheres to laws and regulations such as the Anti-Monopoly Law of the People's Republic of China, the Anti-Unfair Competition Law of the People's Republic of China, the Anti-Money Laundering Law of the People's Republic of China, the Anti-Terrorism Law of the People's Republic of China, and the Notice of the People's *Bank of China on Implementing Relevant Resolutions of the United Nations Security Council*, following the principles of fairness, legality, and honesty to oprate in compliance with regulations, compete fairly and orderly and maintain order consciously. The company continuously strengthens its assessment of anti-monopoly and anti-unfair competition, rigorously reviews the legality and compliance of investment, mergers, acquisitions, and other transaction activities, and discloses information as required.

To optimize the anti-money laundering and sanctions compliance management mechanisms, OneConnect integrates domestic and international laws, regulations, and regulatory requirements to establish a comprehensive anti-money laundering and sanctions compliance management system. The company has developed a solid anti-money laundering framework, including the *Anti-Money Laundering and Penalties List Monitoring Management Measures* and the *Anti-Money Laundering and Anti-Terrorist Financing Internal Audit Working System*, improving anti-money laundering processes, supervising, and reviewing compliance management of business lines and subsidiaries both domestically and abroad, enhancing the performance of anti-money laundering duties. Additionally, the company has included anti-money laundering clauses in all procurement contracts with suppliers, requiring them to strictly comply with these provisions.

In 2024, the company was not involved in the investigations related to money laundering disputes, nor did it face litigation or penalties due to suspected monopolistic practices or unfair competition.

Whistleblower procedures and protection 2.4.3

OneConnect actively welcomes opinions from all parties, providing communication channels for feedback to effectively safeguard the company's overall interests. The company has established the *Management System for Petition Work* and *Rewards of Whistleblowing*, encouraging lawful reporting of actions detrimental to the company's reputation and customer interests while standardizing reporting procedures.

Anyone can report illegal or regulatory violations of units or individuals to the company through email, letters, phone calls, and visits. The company has established dedicated emails, address, and phone number for integrity-related reports and whistleblowing, handled by specialized personnel responsible for accepting, reviewing, initiating investigations, and managing whistleblower rewards. The internal audit team serves as the coordinating department for the company's complaint work, overseeing the specific complaint tasks. Based on the investigation and the company's policies, the team handles reported issues. For complaints that reflect clues of violations or disciplinary issues, if the investigation confirms the validity of the complaints, the accused individuals will be penalized according to the severity of the violation. If criminal behavior is identified, the case will be referred to the public security and judicial authorities for legal processing.


Email addresses for complaint reporting
dept_jryztjhjcb@ocft.com
PUB_YZTXFJB@ocft.com

The company encourages whistleblowers to report illegal or non-compliant activities and offers corresponding rewards. Reports can be made under the whistleblower's real name, specifying the subject and matter of the report, along with truthful and reliable content and evidence. If the reported issue, content, and evidence are found to be truthful and reliable, were not known or disclosed by public security, judicial, or regulatory bodies, the media, or the company, and are verified to be true with potential to recover losses or significantly contribute to the standardization of the company's day-to-day operations, the company will evaluate the report based on the nature and severity of the reported violation and the role played by the clues and evidence as provided by whistleblower in the investigation, and reward the whistleblower accordingly.

The company is committed to protecting the legitimate rights and interests of whistleblowers and ensures the highest level of confidentiality and security for their identities. During the handling of reports, the company strictly prohibits the disclosure of whistleblower information and report content to the reported parties or unrelated individuals and ensures proper safeguarding of the reporting materials. Relevant personnel of the company are prohibited from privately excerpting, copying, withholding, or destruction of whistleblower materials. For anonymous whistleblower materials, except when necessary for legal investigation, unauthorized verification or authentication is not allowed. Actions that may disclose the identity of the whistleblower or the content of the report are prohibited.

Personnel responsible for handling whistleblowing cases will be disciplined based on the severity of the situation if any of the following circumstances occur; if criminal activity is suspected, the company will refer the case to the relevant authorities for legal accountability:

- (1) Disclosing the whistleblower's identity, report content, or reward information to external parties without the whistleblower's consent, or in violation of relevant laws, regulations, or special circumstances allowed by regulatory provisions;
- (2) Handling the whistleblower or the report in a perfunctory manner, failing to seriously verify and investigate the matter;
- (3) Alerting the accused person, aiding them in evading investigation and penalties.

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Social - Ecological Win-Win 03

OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Customer first 3.1

Data security and privacy protection 3.1.1

Standardized Information Security and Data Security Systems

OneConnect strictly adheres to relevant laws and regulations such as the *Cyber Security Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, and Hong Kong's *Personal Data (Privacy) Ordinance*. The company places a high priority on safeguarding user information security. It has established an information and data security system, which applies to OneConnect and its subsidiaries and controlled companies. This system includes 24 management regulations, providing institutional support for information security, data security, and privacy protection.

OneConnect Information and Data Security System

1 *Risk Assessment Management Measures*
2 *Information Security Organizational Management Measures*
3 *Human Resources Security Management Measures*
4 *Information Asset Security Management Measures*
5 *Data Management Policy*
6 *Data Classification and Grading Standards*
7 *Data Standards Management Measures*
8 *Cross-border Data Transfer Management Measures*
9 *Data Model Management Measures*
10 *Data Lifecycle Management Measures*
11 *Data Quality Management Measures*
12 *Foreign Data Management Measures*
13 *External Data Exchange Security Management Measures*
14 *Access Control Management Measures*
15 *Data Security Management Measures*
16 *Key Management Measures*
17 *Physical and Environmental Security Management Measures*
18 *Operational Security Management Measures*
19 *Network Security Management Measures*
20 *Information System Acquisition, Development, and Maintenance Security Management Measures*
21 *Supplier Security Management Measures*
22 *Information Security Incident Management Measures*
23 *Data Security Incident Management Measures*
24 *Legal and Regulatory Compliance Management Measures*



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OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix



In 2024, OneConnect enhanced terminal management and optimized four key systems: the *Terminal Security Control Rules*, the *Desktop Terminal Standardization and Patch Management Rules*, the *Computer Antivirus Upgrade Guide*, and the *Office Network Security Access Guidelines*. These efforts were aimed at reinforcing security awareness and standardizing employee information security behavior. Additionally, the *Company Computer Resource Usage Manual* was introduced. In compliance with the *Regulatory Measures for Information Technology Outsourcing Risks in Banking and Insurance Institutions ([2021] No. 141)* issued by the China Banking and Insurance Regulatory Commission ("CBIRC"), the *IT Outsourcing Service Risk Management Rules for Banking and Insurance Institutions* was updated. Following the *Policy Management Measures ([2024] No. 5) of OneConnect*, the names of the policy documents were updated, with secondary regulations uniformly referred to as "**** Measures" and tertiary regulations standardized as "** Management Rules", "** Guidelines", or "** Manual" based on their respective functions to align with company standards. In accordance with the *Personal Information Protection Law*, the *Personal Information Security Impact Assessment Rules* was revised. This culminated in the formulation of 2 strategy documents, 18 management measures, 45 management rules, technical guidelines, and usage manuals, and 40 security baselines. In total, 105 information security management policies have been established. The company continues to optimize its security policies, establishing mechanisms for personal information security impact assessments, data classification and grading, and cross-border data transfer. It has also conducted a comprehensive inventory of the company's data assets, sorted out and developed data compliance storage strategies, and implemented them to strengthen the compliance framework that meets the 3 major security standards. During the reporting period, the company successfully completed the data classification and grading for production data and deployed a data traceability system to monitor business data flows, effectively mitigating the risk of data leakage.

Case | Personal Information Protection

OneConnect has developed a set of policies and documents, such as the *Personal Information Compliance Management Measures* and the *Personal Information Security Impact Assessment Regulations*, applicable to the entire company and all its subsidiaries. These documents clearly define the responsible departments for personal information protection and their responsibilities. They provide clear guidelines on the basic principles of personal information protection, authorization and consent of the data subject, personal information storage, usage, entrusted processing, authorized processing, sharing and transfer, destruction and deletion, appeals and complaints, as well as the requirements for managing the cross-border transfer of personal information, response time to security incidents, and the principles for personal information security assessment and auditing. These measures ensure the protection of personal information, guaranteeing the compliance, confidentiality, availability, and integrity of the data.

The company continuously strengthens the network and data security management of third-party partners. In accordance with relevant regulations and customer requirements, the company has implemented various data and network security management measures, enhanced risk assessment, and improved emergency response capabilities for security incidents. In terms of data security, the company has strictly handled personal and corporate confidential information in accordance with contractual requirements, ensuring proper data isolation. Third-party partners are prohibited from accessing customer data without written permission from the customer. Upon the termination of cooperation, data is promptly transferred and local copies are deleted as per the customer's request. For technical protection, the company has employed complementary technical measures to prevent data breaches, strengthen boundary protection, and ensure the security of data transmissions. Additionally, the company has established isolated firewalls and avoided transmitting data through insecure channels such as instant messaging, cloud-storage services, and internet email services.

Departments and employees who violate personal information protection regulations will be penalized in accordance with the *Red, Yellow, and Blue Card Penalty System* and the *Employee Violation Behavior Handling Execution Standard*. Moreover, the company has established relevant customer privacy protection policies for its products and services, clearly specifying how it collects, stores, protects, uses, and shares customer personal information, as well as the rights customers have to manage their personal information. For example, Ping An Financial Cloud has issued the *Ping An Financial Cloud Privacy Policy*.

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OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Strengthening Information and Data Security Organizational Support

To further enhance information and data security, the company has set up the Information Security Committee and the Data Security Management Committee under the Risk Management Executive Committee. Each committee has a chairperson, deputy chairpersons, and an executive secretariat. Internally, the company has defined departments and responsible individuals for network security, data security, and personal information protection, ensuring the implementation of security protection responsibilities and the enforcement of management policies and operational procedures.



The OneConnect Information Security Committee is the professional management body for the company's information security work. It is chaired by the company's Chief Technology Officer ("CTO"), with the heads of business departments, overseas institutions, and network security, data security, and personal information protection serving as deputy chairs. The IT Support Center's IT management team security group serves as the executive secretariat.

The committee's management responsibilities include:

a) Formulating the development direction for information security work;

b) Making overall decisions on the company's information security efforts;

c) Reviewing the company's overall information security risks;

d) Supervising the effective and continuous implementation of information security control measures throughout the company;

e) Approving significant changes to information security policies, strategies, and standards.

The OneConnect Data Security Management Committee is the highest decision-making body for the company's data security management work. The committee's management responsibilities include:

a) Supervising the company's data security management efforts;

b) Reviewing data security management related systems and regulations.

The company has established a three-tier organizational structure for data security management: The first tier is the decision-making level, led by the Data Security Management Committee; the second tier is the management and coordination level, composed of the Information Security Team, responsible for the overall organization and coordination of data security management; the third tier is the execution level, consisting of the Data Security Execution Group, which includes the data security management roles of the company's Information Security Team and the data security execution roles across various departments.

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OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Enhancing the Information and Data Security Management System

The company establishes information security and data security management systems, implementing a series of unified information security and data security management-related regulations internally. The execution of the company's information security and data security-related work is guided by these regulations and other information security management system documents, with all employees required to diligently implement and execute the management system. Information security regulations comprise 4 categories: information security policies, strategies, management measures, and implementation rules:

01

Information security policies represent the company management's commitment to and requirements for protecting information assets

02

Information security strategies establish the principles and directions for information security protection

03

Information security management measures detail the standard requirements for various information security management areas

04

Information security implementation rules elaborate on the specific requirements for implementing information security standards, typically applied to IT systems such as platforms, operating systems, application systems, network devices, and transmission

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OneConnect Financial Technology Co. Ltd. | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Annually, the company conducts third-party security assessments, with key systems passing cybersecurity-level protection evaluations.

During the reporting period, the company successfully passed the re-certification audits for ISO 9001 Quality Management System Certification, ISO 20000 Information Technology Service Management System Certification, ISO 22301 Business Continuity Management System Certification, ISO 27001 Information Security Management System Certification, and ISO 27701 Privacy Information Management System Certification, continuously enhancing and improving its information security management practices.



ISO 9001 Quality Management System Certification



bsi.

Certificate of Registration

质量管理体系 - ISO 9001:2015

OneConnect Smart Technology Co., Ltd. (Shenzhen)
Floor 21 & 24, Ping An Finance Center
No. 5033 Yitian Road, Futian Street
Futian District
Shenzhen
Guangdong
518042
China

FS 720837

The provision of design and development, testing and maintenance services of financial industry application software.
Registration address: Room 201 of Building A, No.1 Qianwanyi Lu, Qianhai Shenzhen Hongkong Cooperation Zone, Shenzhen (In Shenzhen Qianhai Business Secretary Co., Ltd.)

Michael Lam - Managing Director Assurance, APAC

2018-12-14　2024-12-14
2024-09-29　2027-12-13

Page: 1 of 2

...making excellence a habit.™

ISO 20000 Information Technology Service Management System Certification



bsi.

Certificate of Registration

信息技术服务管理体系 - ISO/IEC 20000-1:2018

深圳壹账通智能科技有限公司
中国
广东省
深圳市
福田区

OneConnect Smart Technology Co., Ltd. (Shenzhen)
Floor 21 & 24, Ping An Finance Center
No. 5033, Yitian Road, Futian Street
Futian District
Shenzhen
Guangdong
518048
China

ITMS 720838

17W 2024 ITSM 027 R2 N

The provision of maintenance services for banking business application systems, loan business application systems, and insurance business application systems to OneConnect Smart Technology Co., Ltd. (Shenzhen) by IT Support Center.
Registration address: Room 201, Building A, No.1 Qianwan 1st Road, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen (Settled in Shenzhen Qianhai Business Secretary Co., LTD.)

Michael Lam, Senior Vice President, APAC Assurance

首次发证日期：2018-12-05　生效日期：2024-12-05
最新发证日期：2024-12-12　有效期至：2027-12-04

Page: 1 of 2

...making excellence a habit.™

Annually, the company conducts third-party security assessments, with key systems passing cybersecurity-level protection evaluations.

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ISO 22301 Business Continuity Management System Cer-tification ISO 27001 Information Security Management System Cer-tification ISO 27701 Privacy Information Management System Cer-tification 32 About This Report Board Statement Chairman’s Message About OneConnect Key Performance in 2024 Honors and Awards Feature Sustainability Governance 2024 Environmental, Appendix Social and Governance Report Environmental - Low-Carbon Future Social - Ecologi-cal Win-Win Governance - Solid Operation

OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

In addition, the company conducts monthly and quarterly self-assessments of information security vulnerabilities and risks, continuously improving network and data security capabilities while regularly identifying potential information security issues. All identified vulnerabilities are recorded in the Vulnerability Management System ("VMS"), and terminal risks are documented in the employee risk dashboard. All identified vulnerabilities are handled and tracked by the dedicated information security personnel. In 2024, the company conducted 1 data security audit, with no data security-related vulnerabilities found.

Enhancing Information Security Emergency Response Capabilities

In terms of information security monitoring and emergency handling, the company has developed the *Emergency Response Plan for Major Information Systems*, various types of emergency response plans, and comprehensive processing procedures and mechanisms. Regular emergency security drills are conducted for all systems operated by OneConnect to address potential emergencies during operation or handling processes. These drills enhance the capability to monitor and respond to security incidents like hacker intrusions, improving the emergency handling capacity for sudden incidents across all systems, reducing system downtime, ensuring business continuity, and minimizing business losses.

Case | Information Security Emergency Drill

During the reporting period, the OneConnect security team conducted 4 security emergency drills, with a total of 100 participants. These drills primarily focused on response to emergencies such as ransomware attacks, cryptojacking trojans, and phishing email-linked account anomalies, effectively enhancing the detection capabilities of the company's defense systems against viruses and malicious code, optimizing the reporting procedures for attack incidents, strengthening the handling methods for such incidents, and improving the company's protective measures. Additionally, these drills enabled server administrators to better identify abnormal processes.


The OneConnect security team conducted
4 security emergency drills,
with a total of
100 participants

Conducting Information and Data Security Training

To fully strengthen employees' awareness of information security and privacy protection and improve information security protection capabilities, the company regularly conducts information security-related advocacy and training for employees. In 2024, the company conducted 40 training sessions on data security and customer privacy protection for all employees, with 5,000 participants. The training focused on promoting the company's management regulations (e.g., *Network Data Security Management Regulations, Information Security Management System Policy* (*2024 Edition*)), personal information protection, application system data security protection, and other common information security issues and their handling methods. The information security-related promotion and training for this year aimed to communicate information security compliance requirements and the company's information security management standards to all employees, temporary staff, and third-party personnel. The sessions also aimed to spread basic knowledge of network security, data security, and personal privacy protection, ensuring that employees and related personnel are equipped to effectively implement emergency protection measures and coordination mechanisms in the event of unexpected information security incidents, thereby establishing an effective line of defense in information security.

Key Performance

During the reporting period, the company conducted **40** training sessions on information security and customer privacy protection.

Strengthening IT Security Management

In 2024, the company further strengthened IT security management. In terms of IT physical asset security management, the company updated and revised the *IT Physical Asset Management System*, implementing a management mechanism of "unified planning, centralized management, tiered responsibility, and individual accountability" . The management of IT physical assets carried out based on the 3 elements of "people, storage, and items" has further improved the lifecycle management of IT physical assets and enhanced the level of IT physical asset management.

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OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Product innovation and innovation management 3.1.2

Product Innovation Leading Digital Transformation

OneConnect adheres to the business philosophy of "value, win-win, and high-quality development", accelerating the iterative upgrades powered by Ping An Group and the company's proprietary technologies, focusing resources on creating products and solutions that meet the digital transformation needs of financial institutions. In 2024, the company strengthened both business layout and technological innovation, and emphasized key areas such as digital banking, digital insurance, and the Gamma Platform, continually launching more efficient and intelligent solutions to support financial institutions in accelerating their digital transformation and high-quality development.

Significant Results in Digital Banking Transformation

OneConnect continues to drive innovations in digital credit and intelligent services, helping financial institutions achieve digital transformation and efficient operations. During the digital transformation process, banks face challenges such as substantial system investments, low operational efficiency, product homogenization, and talent shortages, necessitating external technological support to improve quality and efficiency. In November 2024, OneConnect, in partnership with Yangtze Delta Region Institute of Tsinghua University, Zhejiang, won the "Jin Xin Tong" award for the most scalable and beneficial case for the "Smart Bank One-Stop AI Platform". This platform can handle 500 million transactions per day with a processing capacity of 20,000 transactions per second ("TPS"). Through AI technology, it automates core business processes, reducing the error rate to below 1%, and significantly improving efficiency and accuracy. Additionally, the platform supports customer data integration and fast business launch via an intelligent customer management system and open APIs, reducing annual operating costs per account to below RMB 1, effectively lowering operating costs.

In the same month, OneConnect's smart voice application service & sales robot solution was awarded "2024 Banker's Outstanding FinTech Innovation Cases of the Year". This innovative solution integrates AI technology and personalized strategy models to precisely capture customer behaviors and intervene automatically at key points, assisting financial institutions in shifting from "passive service" to "active operations", significantly enhancing marketing efficiency and service quality. This once again demonstrated OneConnect's technological strength and practical achievements in the FinTech field.



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Successful Overseas Expansion of Digital Life Insurance

OneConnect's Digital Life Insurance solution fully leverages the company's leading technology and innovative philosophy in digital finance, along with Ping An Group's brand influence and experience in the digital transformation of life insurance. Through the "All-Powerful Agent" solution, the company addresses pain points such as low agent recruitment efficiency and fragmented customer management using AI, data governance, and automatic speech recognition ("ASR") technologies, achieving 95% online service delivery and increasing customer acquisition efficiency by 20%. The product innovation, tailored to the needs of emerging markets, has successfully launched its seventh-phase project in South Africa, driving the digital transformation of life insurance agents and supporting the high-quality development of the global insurance industry. In the future, Digital Insurance will continue to focus on cutting-edge technologies such as AI and big data, further advancing digital finance and providing smarter, more convenient financial services for customers.

Smart Gamma Platform Upgraded Again

The Smart Gamma Platform, relying on Ping An Group's rich experience in financial risk management, integrates advanced AI technologies such as visual recognition, ASR, and text-to-speech ("TTS"), enhancing core features such as intelligent face-to-face review, DaaS open data platform, and intelligent quality inspection systems. These capabilities assist financial institutions in accelerating digital transformation across multiple dimensions. The intelligent face-to-face review system, supported by a multimodal anti-fraud engine, enables real-time remote liveness detection, real-person comparison, and black-background analysis. It flexibly integrates with business systems, effectively addressing high-risk scenarios such as remote account opening and loan approval, significantly reducing fraud risks. The DaaS open data platform provides financial institutions and large enterprises with lifecycle data management and comprehensive operational control capabilities, helping customers achieve strategic goals such as "foreseeing, deciding, and acting first", improving data utilization efficiency and decision-making quality. Moreover, the intelligent quality inspection system, using natural language processing ("NLP") and emotion recognition technologies, supports full automation of quality inspections, greatly enhancing efficiency, and reducing labor costs and compliance risks, while empowering business operations and decisions through in-depth data analysis.

Through these technological innovations, the Smart Gamma Platform has successfully provided efficient, secure, and scalable digital solutions for the financial industry, helping businesses achieve both compliance and value in their digital transformation while injecting new vitality into the industry's future development.

Strengthening Innovation Management

As a Technology-as-a-Service provider for financial institutions, OneConnect places great emphasis on innovation management, combining advanced technology with financial services to help customers improve efficiency, enhance services, reduce costs, and minimize risks, thereby achieving digital transformation. The company continually enhances its competitiveness in innovation through open innovation, product innovation, and procedural innovation, promoting sustainable development both within the company and the industry.

OneConnect is committed to promoting open innovation. In 2024, continuous breakthroughs were made in digital marketing and digital compliance and risk control, driving the intelligent upgrade of financial services. In marketing, the service & sales robot innovation integrates AI technology to enhance banking service and marketing efficiency through precise strategy models. In the field of compliance and risk control, multiple digital certification review systems and economic capital products have achieved a refined upgrade in capital management, significantly improving risk management capabilities. Furthermore, the upgrade of the Gamma Platform has further strengthened data compliance and management capabilities, helping optimize credit services for small and medium-sized enterprises. Through technological empowerment, OneConnect continues to reinforce innovation management, aiming to provide financial institutions with high-quality, innovative solutions.

During the reporting period, the company focused on 3 areas of standardization: Product standardization, marketing standardization, and delivery standardization. This approach aims at "managing the process well, guarding the cost, consolidating the delivery and empowerment, and setting up benchmark customers".

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OneConnect Financial Technology Co. Ltd. | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Customer service and quality assurance 3.1.3

OneConnect always adheres to a customer-centric philosophy and is committed to continuously improving the customer service and quality assurance system. The company values customer feedback, paying close attention to their demands, suggestions, and comments to ensure services meet their expectations. OneConnect conducts customer satisfaction surveys and quality tracking, consistently monitoring feedback on product and service quality. Through regular customer service training, the company continues to optimize service procedures to improve service quality, thereby enhancing customer loyalty and trust.

2024 Targets	Annual progress	Targets achievement
Strategic customer satisfaction ⩾ 4 points	4.72 points	100% achieved
External complaints ⩽ 100 cases	5	100% achieved
Complaint resolution rate = 100%	100%	100% achieved



Service Quality Assurance

To guarantee customer service quality and effective quality management of service teams, OneConnect has issued system documents such as the *Service Quality Management Standards* and the *B-End Customer Service Management Measures*. It has also introduced the *Short Message Complaint Management Measures* in 2024, which regulates customer inquiry responses and complaint handling. The company's business team actively responds to customer needs, ensures smooth communication channels, and promptly develops work plans to address customer requests, safeguarding service delivery quality and enhancing customer service standards. For customer feedback and complaints, the company requires relevant departments and responsible personnel to conduct investigations based on the principles of equality, objectivity, and fairness, while strictly protecting complainants' personal information to ensure a 100% response and resolution rate. For major complaints or group incidents, the customer service team collaborates with the Administration Department, Audit Department, Legal and Compliance Department, and Branding and Communications Department to form a cross-departmental task force for resolution, with reports submitted to the Group's Consumer Protection Committee. In case of a major customer complaint triggering the company's *emergency response plan*, relevant departments and personnel shall follow the procedures outlined in the *General Emergency Response Plan*. During the reporting period, the company recorded 5 new customer complaints, achieving a 100% resolution rate.

Key Performance

Number of new customer complaints against the company

5

Customer complaint resolution rate

100%

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OneConnect Financial Technology Co. Ltd | 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Service Quality Tracking

To further improve service quality and customer satisfaction and ensure timely and effective communication and feedback in case of problems encountered by customers, OneConnect optimized its customer feedback channels and expanded the coverage of satisfaction surveys. In 2024, the company introduced a "Project Health Monitoring" system in addition to the existing 400 service hotline, online customer service, after-sales follow-up, and questionnaire surveys. This system dynamically monitors project service indicators and conducts timely follow-ups and issues early warnings for projects with abnormal health status, supervising and tracking business progress until the problems are fully resolved.

OneConnect 's Customer Service and Quality Assurance System

Customer Service Team

The customer service team is divided into the Project Delivery Service Team and the Back-office Support Service Team.

Project Delivery Service Team: Frontline personnel who directly serve customers.

Back-office Support Service Team: Maintenance/operations service personnel and hotline service personnel.

Currently, customer service primarily focuses on the project delivery with back-office support playing a secondary role. At the same time, the Back-office Support Service Team supervises and regulates frontline services through service management systems, complaint hotlines (passive means), and satisfaction surveys (active means), ensuring standardized service and optimal customer experience.

Customer Service Hotline

OneConnect has established a 400 service hotline (4006065511), web online customer service, and corporate WeChat customer service as service channels.

After-Sales Service Quality Supervision

OneConnect implemented closed-loop control over service quality to gradually improve customer satisfaction through daily management, assessment, customer callbacks, and customer voice resolution.

Customer Service Capability Building

In terms of customer service training, the company has focused on 3 main areas: Business knowledge training, service soft skills training, and routine compliant operations awareness campaigns. The business knowledge training primarily includes Q&A from the Marketing Think Tank documents, pre-launch training for new business and features, and live online courses. The service soft skills training mainly involves analyzing daily call recordings, integrated with ongoing learning. The routine compliant operations awareness campaigns focus on learning and discussing relevant compliance and security materials. To further enhance the service awareness and complaint-handling capabilities of project personnel, in 2024, the company conducted drills on group complaint risk events. The drills focused on analyzing the causes and impacts of potential group litigation cases, and developed corresponding response plans. Additionally, to improve customer communication and service abilities, the company implemented monthly call recording sharing and training sessions for customer service staff throughout the year.

As of the end of the reporting period, the company's customer satisfaction score was 4.72 out of 5. The company received 5 complaints, all of which were resolved, with a 100% resolution rate. Both phone and online service satisfaction rates were 100%.

Key Performance

Online service satisfacetion rate

100%

Phone service satisfaction rate

100%

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People-oriented management 3.2



Compliant employment 3.2.1

OneConnect strictly adheres to laws and regulations such as the *Civil Code of the People's Republic of China, the Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Social Insurance Law of the People's Republic of China*, the *Minimum Wage Regulations*, the *Regulations on Work-Related Injury Insurances*, and the *Regulations on Labor Security Supervision*, as well as the *Employment Ordinance of Hong Kong*. Based on Ping An Group's recruitment system and considering the company's specific circumstances, OneConnect has continuously improved its recruitment system.

Legal and Fair Employment

OneConnect adheres to legal employment practices and employs multiple measures to verify employee identity information, ensuring a strict prohibition on the employment of child labor and opposing forced labor. The company upholds fair employment practices and has implemented internal policies such as the *Red, Yellow*, and *Blue Card Penalty System (2023 Edition)*, the *Employee Handbook (2019 Edition)*, and the *OneConnect Recruitment Management Manual (2024 Edition)*. These policies ensure that candidates are not discriminated against based on gender, ethnicity, religious beliefs, appearance, age, marital and parental status, place of origin, nationality, or health status. The company also prohibits any discriminatory behavior during the recruitment process and guarantees that job titles published externally align with industry standards and are not exaggerated. The company respects and protects the legitimate rights and interests of employees, signing labor contracts in accordance with the law. Work hours, leave time (such as parental leave, public service leave, etc.), and overtime management are subject to the company's *Attendance and Leave Management System (2023 Edition)*. Employee compensation is determined according to the *Compensation Management System (2024 Edition)* and is paid on time and in full. Additionally, the company legally provides social security for employees, offers benefits, and includes clauses against workplace sexual harassment and corresponding disciplinary measures for violations in the employee handbook, creating an equal, comfortable, non-discriminatory, diverse and inclusive workplace environment.

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Transparent Recruitment Procedures

The human resources ("HR") department conducts annual HR planning, targeting specific positions for replenishment based on the plan. In terms of external recruitment, the company has established diverse recruitment channels, including the company's official website, recruitment platform websites, headhunters, and external supplier recommendations. Suitable candidates from various channels are selected for multiple rounds of interviews to comprehensively assess their fit for the position, with the most suitable candidates hired eventually. In terms of internal recruitment, the company has opened an internal application channel. Since 2022, OneConnect's "Living Water Plan" has served as a key channel to promote internal talent mobility. An internal recruitment platform targeting all employees has been established, with the HR team publishing job openings to all employees on a weekly basis. Eligible employees interested in a transfer can apply through the platform. This platform helps stimulate organizational vitality and optimize talent allocation. For emerging business roles, the company prioritizes identifying, matching, and deploying highly adaptable, multi-skilled talent who best fits the job requirements.

Talent Pool Development

In talent planning and reserve, OneConnect continuously injects fresh talent, building a youthful team. The company has developed a comprehensive campus recruitment plan, standardizing the management of the entire recruitment process from pre- to post-recruitment. Special attention is paid to avoiding discrimination during the recruitment process, and discriminatory information such as gender, age, universities (Double First Class/985/211, prestigious universities, etc.), learning methods (full-time and part-time), shall not be included in external publicity. Personal privacy questions shall not be asked during interviews. Additionally, the company has developed systematic pre-employment management (including internship plans) and onboarding training plans to help recent graduates quickly understand and integrate into the company, clarifying future career development paths. In the second half of 2024, the company conducted its autumn campus recruitment, offering internship, integration, and pre-job training opportunities for fresh graduates. This aims to help graduates better transition from students to professionals in the workplace.

In 2024, the company actively engaged in both social recruitment and campus recruitment to reserve and attract talented individuals, strengthen the company's development pipeline, and contribute to social employment. As of the end of 2024, the total number of employees in the company amounted to 1,937, comprising 1,279 male employees and 667 female employees. The total number of new employee hires (excluding internal transfers) was 505, with internal recruitment accounting for 21.07% of the total. The average cost per hire was RMB 7,963.69.

Key Performance

Female employees
667

Male employees
1,279


Total number of employees of the company
1,937

Total number of new employees hired
505

Percentage of internal hires
21.07%

Average recruitment cost per full-time employee
RMB 7,963.69

Indicator	Value
Proportion of female members of the management [1] (including Junior, Middle, and Senior Management)	26.7%
Proportion of female members of the Senior Management	16%
Proportion of female members of the Junior Management	29%
Proportion of female members of the management in revenue-generating functions [2] (e.g., sales)	32.5%
Proportion of female employees in STEM-related positions [3]	32%
Proportion of minority employees in the management	5%

Notes

(1) Management positions refer to supervisors, directors, deputy directors, department managers/deputy managers, general managers, deputy general managers, and persons in charge.

(2) Revenue-generating functions refer to sales, business, pre-sales, solutions, and market development functions.

(3) Personnel in STEM-related positions refer to personnel whose functional sequence is technology, functional sequence.

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Talent development and cultivation 3.2.2

OneConnect places great emphasis on talent development and cultivation, providing employees with abundant training opportunities, a sound promotion mechanism, and ample financial support in accordance with the *Training Management Measures (2023 Edition)* and *Employee Education Fund Management Measures (2023 Edition)*.

Employee Career Development System

OneConnect has established a relatively comprehensive employee career development system, which includes a job rank system and development paths, providing employees with clear career advancement channels and more career development opportunities.

Job rank system

Horizontal professional track

The company has established various professional, technology, functional, operational, managerial, executive, legal, and compliance pathways, each of which is further divided into multiple sub-sequences.

Vertical job rank track

The company has set up job ranks including junior, intermediate, senior, and leadership ranks, covering all positions and personnel.

Development paths

Technical track

Employees can develop within their respective professional pathways.

Management track

After being promoted to an intermediate rank, employees can choose to follow the management pathway based on their career interests and direction.

Employee Training System

Guided by the company's strategic objectives, OneConnect has established the "Marathon Training System" that focuses on core business needs and talent development. This system accompanies each "One" family member's growth by offering various leadership training programs at different levels (such as the Calorie Program, Amino Acid Program, and Oxygen Molecule Program), as well as training programs focused on enhancing professional skills in products, R&D, delivery, and sales.

2024 OneConnect Training System at a Glance


Management Track (M Series)
Profession & FinTech Track (P Series & F Series)
Rookie Series
Type A Calories
Type B Amino Acids (Potential Talents)
Type B Amino Acids (All Employees)
Type C Oxygen Molecule (Potential Talents)
Marketing
Delivery
Product
Techology
Newly-recruited Employee Training (New Star Camp)
Fresh Graduate Training (Morning Star)
General Category: Resource Support, Synchronous Growth
Professional Qualification Certificates
Open and Special Courses by Ping An University
Discussion Seminars and Communication Exchanges
Internal Training Funding Support for Teams
Zhiniao Online Course System+New Value Culture System + Basic Laws Course System

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OneConnect Financial Technology Co. Ltd 2024 Environmental, Social and Governance Report | About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Marathon Training System

Leadership development program	Program overview	2024 Training content	Training frequency
Senior Management - Types O and A Calories	With the goal of activating the vitality and combat effectiveness of the leadership team, we focus on mindset transformation, breakthrough innovation, and the enhancement of strategic vision. This is achieved through quarterly intensive learning sessions and irregular business seminars (training through meetings), which aim to fully empower Types O and A leaders.	We conducted training sessions such as Executive Questioning Skills: Socratic Method, Growth Mindset, Banking Digital Transformation Training, and Revolutionary Tour to Gutian to help middle and senior-level leaders transform their thinking and shift toward an entrepreneurial mindset.	Quarterly
Middle Management - Type B Amino Acids	With the goal of building high-performance teams and energizing the vitality and combat effectiveness of cadre groups, we focus onenhancing capabilities in team management, performance management, coaching and mentoring, and business acumen. Through various forms such as course learning, case studies, flipped classrooms, and situational exercises, comprehensive empowerment is provided for Type B cadres.	We organized an intensive training course titled Embracing Change: From Self-Awareness to Self-Breakthrough to help grassroots leaders enhance their self-awareness.	Irregular
Grassroots - Types C and D Oxygen Molecules	With the goal of improving employees' learning and growth, consolidating the basic abilities of all employees, and creating a good learning atmosphere in the company, we make use of the introduction of Zhiniao, university and external high-quality courses, focusing on the improvement of general basic abilities, such as office skills, thinking awareness, and communication skills, and comprehensively empowering the employees in Types C and D through online and offline activities and a variety of workshops.	For Type C employees (including new hires), we organized offline training sessions such as Five-Star Actionability, POA Innovative Thinking, Winning Communication and Effective Work Reporting, as well as courses on project management and AI learning workshops. In addition, we offered a variety of online courses to improve employees' office efficiency and communication abilities, thereby empowering them in their daily work.	Monthly

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In terms of training formats, the company supports the enhancement of overall employee capabilities and growth through diversified professional qualification certification exams, new employee training, expert lectures, and the online Zhiniao learning platform. The company invites internal and external expert instructors to give lectures and share insights. Training programs, including seminars, interactive exchanges, and hybrid workshops (online and offline), are offered to full-time employees, office staff, and outsourced employees. These initiatives aim to promote the synchronized growth of employees and the company. In 2024, the company organized a total of 27 professional development-related training sessions, and 50 employees obtained or renewed their professional qualification certificates.

The company organized a total of **27** professional development-related training sessions

50 employees obtained or renewed their professional qualification certificates

Employee Development Plan

Plan name	Plan overview	Employee coverage
Types A and B Leadership Mindset Iteration and Development Plan	This plan helps Types A and B leaders develop a growth mindset and positive attitude through continuous empowerment, on-site visits, seminars, and drills. It encourages leaders to face challenges head-on, fosters team resilience, and improves performance.	3% (All Types O and A employees and selected high-potential Type B employees participate)
Technology Personnel Professional Competence Enhancement and Development Plan	This plan helps technology personnel improve their professional abilities and enhance work efficiency by focusing on cutting-edge artificial intelligence-generated content ("AIGC") technology applications, K8S containerization technology promotion, consolidating core skills, and learning from technical approaches.	40% (Participants are primarily technology personnel)



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Data on Career Development Related Training of OneConnect in 2024

Employee category	Coverage percentage (%)	Average training hours (hours/person)	Number of trainees (person)
Male employees	100	30.2	1,270
Female employees	100	31.8	667
Senior employees	100	54.9	32
Intermediate employees	100	27.5	286
Junior employees	100	30.8	1,619

Case | Amino Acid Mindset Breakthrough and Team Management Competency Enhancement Program

In March 2024, the company held a two-day Amino Acid Mindset Breakthrough and Team Management Competency Enhancement Program in Shanghai. This program, part of the Marathon Training System, was conducted through a combination of offline lectures, seminars, and team-building activities. The goal of the program was to help Type B employees improve their management skills and enhance team performance. The training content covered areas such as moving from self-awareness to self-breakthrough and transitioning from mental models to self-positioning and motivation. The aim was to boost employees' proactivity and sense of value, leading teams toward high performance.





Key Performance

Number of career development related trainings conducted

27

Employee training satisfaction score

9.4 out of 10

Employee Performance Appraisal System

OneConnect adopts the key performance indicator-based ("KPI-based") performance appraisal mechanism. Additionally, the company implements a 360-degree appraisal system for Types O, A, and B leaders, supplemented by agile dialogs to improve employee performance. In matters concerning dismissal, the company adheres to fair and just procedures and handles such situations transparently and respectfully, ensuring the protection of employees' legal rights and interests.

Types of Performance Management Evaluations	
KPI performance appraisal	Conduct semi-annual performance appraisal rankings for all employees
360-degree appraisal and evaluation	Conducted with mid-year/year-end performance appraisal for Type O, Type A, and Type B. For Type O and A employees, evaluations are mandatory at the time of probation confirmation and after 90 days of assuming a new role. For Type B leaders, evaluations are conducted as appropriate.
Agile management	At the beginning of each year, the company organizes all employees to develop annual plans based on the overall organizational strategy, business goals, and job responsibilities. Monthly follow-ups are conducted to track goal progress. Supervisors provide feedback, evaluations, and guidance based on employees' performance for the month, and encourage face-to-face coaching sessions between supervisors and employees to correct any deviations. Employees are allowed to adjust their annual plans as necessary based on market conditions, personnel changes, and objective operational situations to ensure that personal performance goals "support the strategy, and are sustainable and challenging".

Frequency: Performance management evaluations are conducted semi-annually, monthly performance tracking executed

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Employee compensation and benefits 3.2.3

To foster the internal drive for sustainable development and establish a competitive compensation system, OneConnect has developed a *Compensation Management System* applicable to all its employees and subsidiaries. This system aligns with the company's long and short-term strategies, business objectives, and corporate culture, leveraging its effect to attract, retain, motivate, and develop outstanding talent.

In 2024, the company continued to refine its compensation and benefits system, comprising basic salary, performance bonuses, position allowances, welfare benefits, and year-end bonuses, focusing compensation resources on core team members and those with significant contributions to maximize the incentive effect of compensation.

The company has established a comprehensive employee compensation, performance, and benefits communication and feedback mechanism. Individual performance goals are set based on annual business targets and assessed regularly, with a final evaluation at year-end. For communication, direct supervisors are encouraged to have face-to-face discussions with employees, covering topics including compensation and benefits, work planning, and feedback on work outcomes. Additionally, the company implements a three-pillar HR model. If communication with the direct supervisor is not smooth, employees can also speak with their Human Resources Business Partner("HRBP"), who will then discuss with the Center of Expertise("COE ") to determine the final solution. If employees are dissatisfied with their performance evaluation grade, a dedicated appeals channel is provided within the performance system for employees to lodge complaints and provide feedback.

Regarding benefits, the company offers comprehensive health protection for employees, including medical insurance, accidental injury insurance, life insurance and hospitalization allowances. In terms of major illness assistance, the company provides timely medical aid to employees facing accidental injuries or sudden illnesses, alleviating the economic burden on employees and their families and enhancing their quality of life. Furthermore, the company has established an enterprise annuity plan. For eligible employees, the company sets up a basic contribution plan and a performance reward contribution plan for enterprise annuities, ensuring stable asset growth under a trust management model. This allows employees to increase their retirement income, improve the quality of retirement life, and enjoy the personal income tax deferment benefits of annuity contributions.

Occupational health and safety 3.2.4

The company places high importance on the physical and mental health and safety of its employees, strictly adhering to laws and regulations such as the *Labor Law of the People's Republic of China*, the *Production Safety Law of the People's Republic of China*, and the *Occupational Disease Prevention Law of the People's Republic of China*. It has established and implemented a *Safety and Security Work System* to maintain the company's operational order and ensure the safety of company property and employees. A comfortable and safe working environment is created for employees, along with various safety assurances, to fully protect every employee's health and safety.

Comprehensive health protections are provided for employees, including annual health checkups, mental health counseling, infirmary consultation, and cooling and heating benefits. In 2024, the company purchased social insurance for all employees and supplemented it with commercial insurance to meet employees' multi-level, comprehensive protection needs. The company conducts an annual health check-up program for all employees and provides necessary health clinic services and workplace health exercise guidance to ensure employees' physical and mental well-being. Every quarter, the company provides 1-1.5 hours of training on occupational health and safety-related topics, with a 70% employee participation rate. During the reporting period, there were no work-related deaths. In the future, the company will continue to focus on occupational health and safety, providing more health protection from both physical and mental aspects.

Key Performance

Employee participation rate in occupational health and safety-related trainings	Employee social insurance enrollment rate	Employee health check coverage rate
70%	100%	100%



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Employee rights and care 3.2.5

Protection of Rights and Interests of Special Care Groups

The company pays close attention to the protection of rights and interests of special care groups. It provides lactation rooms for female employees, strictly implements statutory maternity leave, and also offers nursing leave, additional rest for pregnant women (an extra hour of rest per day during the last two months of pregnancy), and half-day leave on Women' s Day, among other policies. The company organizes various online and offline activities, such as Children' s Day family events, and clubs including yoga, dance, and swimming, to promote employee well-being.

Employee Cultural and Thematic Activities

The company protects employees' basic rights and cares for their lives, actively supporting the fulfillment of various employee needs. In 2024, under the theme "Profit Creates Glory, You and I Are the Stars" , the company organized a wide range of cultural activities aimed at enhancing communication and cooperation among employees. The company successfully held monthly distinctive brand events such as line-wide celebrations, ONE Walk, 1024 Programmer' s Day, and Youth Day (May 4), enriching employees' leisure time and enhancing employee cohesion and sense of belonging. Each year, during the Spring Festival, Women' s Day, Dragon Boat Festival, and Mid-Autumn Festival, the company provides festival benefits to employees, creating a positive work-life balance culture.


盈利创辉煌
你我皆主角
发展是硬道理







OneConnect Employee Care Activities

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Case | 1024 Programmer's Day

In October 2024, OneConnect organized the "Extremely Popular AI, Leading the Trend" 1024 Programmer's Month event, centered around the theme of AI. Fully embodying the annual philosophy of "Profit Creates Glory, You and I Are the Star"," the event started with solving business challenges and featured a series of activities, including an "AI Programming Challenge", 4 expert technical lectures, an online AI debate and comment activity, and a late-night canteen. This event provided programmers with a festival experience that was both educational, fun, and interactive.




TAX

Listening to Employees' Voices

Employees are OneConnect's most valuable assets and the core force driving the company's sustainable development. In 2024, the company launched the "Listening to Voices, Golden Ideas: Promoting High-Quality Company Development" initiative, issuing a questionnaire to all employees. The aim was to comprehensively understand employees' true feelings and expectations regarding strategic alignment, organizational capabilities, team collaboration, external orientation, and employee incentives. A total of 309 responses were received. The survey results showed that employees' average approval rate for the company's strategic alignment, team collaboration, and internal atmosphere exceeded 80%. Through this initiative, the company will continue to listen to employees' voices and feedback, further optimize internal governance mechanisms, prudently assess the practical effects of management measures, and enhance employee satisfaction.

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Co-building the industry 3.3

Enhancing supplier management 3.3.1

Based on *Ping An Group's Sustainable Supply Chain Policy*, OneConnect has established a *Procurement Management Method* that adheres to the principles of "integrity, honesty, and transparent procurement". Through highly transparent, responsible procurement processes and supplier management measures, the company establishes cooperative, win-win, and long-term reciprocal relationships with suppliers. In 2024, OneConnect introduced the *Supplier Management Guidelines for Procurement Business*, continuously optimizing procurement services, managing supplier risks, and contributing to the development of a sustainable supply chain.



Supplier ESG Management

Internally, the company incorporates sustainability requirements into supplier admission audits, assessments, process management, and feedback. Special attention is paid to suppliers' performance in environmental protection, employee rights, and risk management among other ESG aspects. A joint inspection team comprising the supplier admission audit team, procurement management team, and user department representatives assesses suppliers, and scoring will be conducted regarding supplier risk management, influencing future cooperation. In 2024, OneConnect conducted admission assessments for 314 suppliers, terminating cooperation with 8 suppliers due to the discovery of abnormal behavior.

Supplier Risk Management

Based on the development of different types of business, OneConnect has structured its risk management process into 4 key steps: Initial admission review, renewal initial review, renewal re-examination, and early warning handling. This progressive, modular, and monitorable process ensures accurate risk identification, with multiple stakeholders involved at each stage. The company manages its suppliers through a dedicated third-party supplier management system ("ITPM"), which serves as an internal platform for the admission approval and management of third-party partners. This system centers on third-party admission and approval, enabling online admission and approval and integrating with various systems (such as procurement and contract management systems). Additionally, it incorporates external data sources to provide timely risk warnings in cases of operational irregularities, severe legal violations, or default by de facto controllers.

Supplier Code of Conduct

In terms of supplier code of conduct, the company has made explicit provisions for suppliers regarding anti-commercial bribery, information security and privacy protection, cyber security, intellectual property protection, and other aspects. Suppliers are required to sign an *Anti-Corruption Compliance Commitment Letter* and actively undertake and practice corporate social responsibility. OneConnect also conducts related advocacy and training for suppliers.

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Industry exchange and cooperation 3.3.2

As a leading FinTech company, OneConnect is committed to driving innovation and development in the FinTech sector through active participation in industry exchange and cooperation. By engaging in deep dialogs and cooperation with industry experts, customers, and regulatory bodies, the company works alongside ecosystem partners to explore future trends in FinTech, promoting the healthy, prosperous, and sustainable development of the industry.

Case | Central American Financial High-Level Visit, Discussing New Opportunities in Digital Transformation

In June 2024, a high-level financial delegation from Central America, consisting of CEOs and Chief Experience Officers ("CXOs") from the Top 20 banks in the region, was invited by the Central American Stock Exchange, the National Stock Exchange, and Huawei. The delegation visited Ping An Group for an in-depth exchange, where they were received by Matthew Chen, CEO of OneConnect's overseas subsidiary, along with other executives. During the visit, the delegation gained insights into Ping An Group and OneConnect's successful experience in FinTech and explored potential cooperation opportunities in digital transformation. During the exchange, the high-level financial representatives from Central America highly praised Ping An Group and OneConnect's achievements and innovations in the FinTech field. They expressed the hope of further strengthening cooperation in FinTech and jointly exploring new opportunities in digital transformation through this visit.


PING AN TECHNOLOGY EXPERIENCE CENTER
2006
2009

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Case | Dexia Group Delegation Visits Ping An for Knowledge Exchange

In September 2024, an executive delegation from Dexia Group, comprising board directors, management committee members, executive directors overseeing wealth, corporate, and public sectors, as well as independent directors from banking and insurance, visited Ping An Group and OneConnect in Hong Kong for in-depth discussions.

Discussions focused on topics including Ping An's expertise in integrated finance and healthcare, the digital transformation of financial institutions, and emerging trends in FinTech and collaboration opportunities. Dexia Group delegation expressed great interest in the development of Ping An Insurance, the digitalization of Ping An Bank, and the innovation and application of technologies such as AI and big data by OneConnect. They expressed their hopes of leveraging OneConnect's advanced technologies and expertise to jointly promote innovation and development in digital financial services.



Case | OneConnect at the 18th Shenzhen International Finance Expo ("FinExpo")

In November 2024, the 18th Shenzhen FinExpo was grandly opened at the Shenzhen Convention and Exhibition Center. As the sole window for Ping An's technological capabilities to be presented externally, OneConnect showcased its 4 cutting-edge products: "Retail + Credit + Property Insurance + Life Insurance" at the event, demonstrating the company's profound accumulation in the FinTech sector. Through the expo, OneConnect not only showcased its technological advantages in the digital finance field but also further strengthened its interaction and cooperation with industry partners. The event hosted multiple industry Financial seminars and industry-finance matchmaking activities, bringing together experts from finance, technology, industry, and academia. OneConnect participated in discussions on important topics with attending experts, such as the integration of FinTech in the Greater Bay Area, cross-border financial innovation, and the convergence of industry and finance, further strengthening industry exchange and collaboration.



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Shared development 3.4

OneConnect actively responds to national strategies by driving social development through innovative financial service models. The company actively supports the national BRI and the rural revitalization strategy. At the same time, the company remains committed to fulfilling its social responsibilities, continuously engaging in public welfare activities and volunteer services, and contributing to the harmonious development of society.

Participation in the BRI building 3.4.1

OneConnect actively responds to the BRI, with overseas operations now spanning 20 countries and regions including Singapore, Thailand, Malaysia, the UAE, and the Philippines, covering up to 197 overseas financial institutions. Projects leveraging leading global technologies such as AI, blockchain, and cloud computing have been successively implemented in BRI partner countries.

Case | OneConnect Deepens Its Layout in Southeast Asia, with Singaporean Officials Witnessing Cooperation Upgrade

As a global FinTech company, OneConnect has been dedicated to helping banks in Southeast Asia achieve digital transformation and has been favored by financial institutions in the region. Since 2018, OneConnect has begun to establish a presence in the Southeast Asian market, setting up branches in Singapore, Malaysia, the Philippines, Indonesia, and Vietnam, assisting in the comprehensive digital upgrade of local financial services.

In August 2024, Singapore's Minister of Health, Mr. Ong Ye Kung, led a delegation to visit OneConnect. The two parties had in-depth discussions on how to use FinTech to promote the digital upgrade of Singapore's financial services, laying a solid foundation for further cooperation in areas such as FinTech and healthcare. This marked a new stage in OneConnect's development in the Southeast Asian market.

The potential for FinTech development in the Southeast Asian market is enormous. Moving forward, OneConnect will continue to leverage its "Unite the Core, Empower the Wings" strategy, deepen exchange and cooperation with the governments and financial institutions of Southeast Asian countries, and promote the implementation of more innovative solutions by combining core technological platforms with localized operations, contributing to the comprehensive upgrade of financial services in the region.



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Case | CIMB Bank ("CIMB") Visits OneConnect — Discussing Cutting-Edge FinTech and Exploring the Future of Digital Finance

CIMB, established in 1974 and headquartered in Kuala Lumpur, Malaysia, is one of the largest investment banks in Asia and one of the largest retail banks in ASEAN. CIMB Philippines began cooperation with OneConnect in 2019, with both parties focusing on enhancing customer experience through technology and products, and jointly promoting the digital transformation of finance, empowering finance with technology to serve the real economy.

In May 2024, Datuk Nasir, Chairman of CIMB , visited the Ping An Finance Center with his delegation to engage in discussions. The discussions focused on digital transformation in financial institutions, cutting-edge trends in FinTech, and cooperation opportunities. The CIMB delegation expressed high appreciation for OneConnect's innovations and applications in areas such as AI and big data, looking forward to leveraging OneConnect's advanced technologies and experience to jointly drive the innovation and development of digital financial services. In October 2024, Effendy Shahul Hamid, CEO of CIMB, led an executive team to visit OneConnect for a two-day discussion on FinTech innovation, business digital transformation, and the development of an automotive finance ecosystem. This meeting not only showcased the enormous potential for cooperation between the two sides but also laid the foundation for future collaborative development in the automotive finance sector.



Case | Product Upgrades Empower the Global Life Insurance Market: Thai Office of Insurance Commission ("OIC") Visits OneConnect to Discuss the Future of Insurance Technology in Southeast Asia

In June 2024, a delegation from the OIC of Thailand visited OneConnect to gain a comprehensive understanding of Ping An Technology's experience in digital transformation in insurance technology, as well as the overseas expansion case of the life insurance tech product "All-Powerful Agent". The two parties engaged in in-depth discussions on the future development trends of insurance technology, particularly the application prospects of AI in the life insurance sector, and opportunities for future cooperation. The Thai OIC delegation expressed that, through this visit and exchange, they gained a comprehensive and in-depth understanding of Ping An Technology's digital transformation and innovative applications in the insurance sector. They also expressed their willingness to further promote in-depth cooperation in the future, jointly exploring the application potential of Ping An Group's digital transformation experience in the Thai insurance market, and driving more cooperation projects to be implemented.



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Case | South African Old Mutual PLC ("OM") Executives Visit OneConnect to Explore a New Chapter in the Digital Transformation of Life Insurance

Founded in 1845 in South Africa, OM has developed into the most influential financial services group in the country, owning South Africa's largest financial services company. OneConnect began cooperation with OM in 2022, providing the "All-Powerful Agent" solution to OM. The "All-Powerful Agent" is the first digital life insurance product for global life insurance agents, utilizing cutting-edge technologies such as big data, AI, and intelligent tools, combined with Ping An's extensive experience in life insurance, covering various aspects such as agent recruitment, business expansion, performance, and customer management. It is a full-process solution that supports overseas insurance companies in achieving agent digital channel transformation. The successful implementation of "All-Powerful Agent" at OM has improved agent service efficiency, promoted potential customer conversion, and injected strong momentum into OM's digital transformation.

In June 2024, an executive delegation from OM, led by CTO Dhesen Ramsamy and Chief Enterprise Architect Dawid Lok, visited Ping An Group and OneConnect for a five-day field visit and exchange. During the exchange, OM fully acknowledged the project delivery results from OneConnect. As cooperation with OM moves into a deeper phase, OneConnect will continue to provide more excellent solutions tailored to the South African market. Upholding the philosophy of win-win cooperation, both parties aim to create a benchmark for the digital transformation of life insurance companies. This visit has further deepened the strategic cooperation between the two parties in the digital transformation of life insurance and laid a solid foundation for future all-around cooperation between OM, Ping An Group, and OneConnect.


PING AN
TECHNOLOGY
EXPERIENCE
CENTER

Supporting the national rural revitalization strategy 3.4.2

OneConnect actively responds to and supports the national rural revitalization strategy by enhancing technology literacy among rural youth through educational assistance. To support rural education, OneConnect launched the "Love and Technology Growing Together" public welfare program in 2021. By conducting public welfare activities every year, the company is committed to injecting technological DNA into schools in rural areas with the power of technology, and helping young people grow up healthily.

Case | "Love and Technology Growing Together" Public Welfare Program

On May 18, 2024, OneConnect participated for the eighth consecutive year in the "E.G.G. Walkathon" 50 km charity event, organized by the Shanghai United Foundation. Nearly one hundred employees enthusiastically participated, achieving five-city linkage, and raising a total of RMB 30,000 in donations. The funds raised were used to support educational and poverty alleviation programs in rural areas, helping children and adolescents grow up healthily.

Since launching the "Love and Technology Growing Together" public welfare program in 2021, OneConnect has conducted themed activities every year. In 2021, OneConnect donated a series of technological devices and teaching materials, such as Gamma glasses, AI micro-expression recognition, and AI painting, to Ping An Hope Primary School in Duiziqian Town, Suichuan County, Ji'an City, Jiangxi Province. The company also held a "Technology in My Eyes" charity art exhibition, with the funds raised used to purchase a batch of Little Scientist experimental kits, which were then gifted to the students of Hope Primary School. In 2022, OneConnect purchased sets of technology books and customized reading notebooks, which were sent to five Ping An Hope Primary Schools. In 2023, the company organized a charity walkathon to raise RMB 30,000, which was used to support and nurture rural children through public welfare projects.



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Contributing to the improvement of national social welfare 3.4.3

OneConnect supports the national public infrastructure development by leveraging innovative FinTech to optimize the efficiency of social public services, improve the quality of public services, and use technology to empower the improvement of national social welfare, together striving for a more prosperous and inclusive future.

Case | Public Service Platform Development in Daxing District, Beijing

The public service platform is a universal infrastructure for smart cities that provides government services and public service resources for mobile internet applications and self-service terminals. By aggregating government services and public services across the district, the platform standardizes and packages these services into uniform resources for orderly distribution, providing unified and open service resources to all units in the district.

In February 2024, the second phase of the public service platform built by OneConnect in Daxing District, Beijing, was completed and entered trial operation. This milestone laid a solid foundation for realizing the goal of "more data sharing, less legwork for citizens", marking a significant step in the integration of government services, public services, and government applications in Daxing District. Currently, the platform provides 1,935 district-level government services and 14 public services, including Health Daxing, Employment Daxing, Second-hand Housing, and Weather Services, via the "Beijing Daxing" app, offering citizens a more convenient and efficient service experience on mobile devices. The platform has also created a "message box" scenario application, standardized the channels for sending government messages in Daxing District, and met the needs of all units within the district for instant or scheduled distribution of rich media messages via the "Jin Ban". At the same time, the platform effectively monitors the sending of government SMS messages across the district, making government message distribution more convenient and efficient, and enabling close collaboration and efficient operation between the district-level and city-level platforms to fully leverage the platform's role.



Case | Key Management Platform, Time Management Platform, and CA Certification Service Project for a Large Public Class A Tertiary Hospital in Shenzhen

In November 2024, OneConnect's subsidiary, Shenzhen Digital Certificate Authority Center Co., Ltd. (referred to as "Shenzhen CA"), successfully won the bid for a key management platform, time management platform, and CA certification service project for a large public Class A Tertiary hospital in Shenzhen. This cooperation will focus on data security, identity authentication, and information management, building an efficient and compliant management system to provide solid support for the hospital's information technology development.

In this cooperation, Shenzhen CA will build a unified key management platform, time management platform, and CA certification service system for the hospital, providing key lifecycle management, trusted time services, compliant electronic signatures, and secure identity authentication capabilities for all medical business systems across the hospital. The system will also ensure the security of data storage and transmission for all systems, improving the overall security, compliance, and operational efficiency of these systems. This will meet the requirements of policies and industry standards, such as the *Cybersecurity Management Measures for Medical and Health Institutions and the Electronic Medical Record System Application Level Evaluation Standards*, and ensure effective identity verification of medical and technical staff within the hospital system, the signing/sealing of various medical electronic documents, and the protection of the confidentiality and integrity of critical healthcare data, thus helping the hospital achieve efficient and standardized data management. Furthermore, this system will further enhance the user experience for medical staff, injecting new vitality into the hospital's information technology development.

In the future, Shenzhen CA will continue to focus on information security and identity authentication technology innovation in the healthcare industry, providing professional and trusted products and services to medical institutions, and supporting the advancement of healthcare informatization in China to higher levels.



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Promoting regional coordinated development 3.4.4

As a pioneer in FinTech, OneConnect actively participates in the coordinated development of the Guangdong-Hong Kong-Macao Greater Bay Area. The company leverages its technological advantages in AI, blockchain, and big data to drive the digital transformation of financial institutions in the region. OneConnect has established offices in both Shenzhen and Hong Kong, promoting the construction of a "trade + finance" ecosystem between Hong Kong and other cities in the Greater Bay Area. This has enhanced the efficiency of resource allocation across the financial industrial chain and improved its ability to serve the real economy, driving the high-quality development of the regional economy.

Case | OneConnect at the Guangdong-Hong Kong-Macao Greater Bay Area Intellectual Property Creation and Utilization Conference

In March 2024, the Guangdong-Hong Kong-Macao Greater Bay Area Intellectual Property Creation and Utilization Conference was held in Guangzhou. The conference, themed "Intellectual Property Creation and Utilization Empowering the High-Quality Development of the Greater Bay Area", comprehensively showcased the intellectual property creation and utilization results across the three regions. As a featured company at the "Intellectual Property Promoting Industrial Collaborative Innovation and Sustainable Development" exhibition area, OneConnect showcased its Gamma Platform.

Gamma Platform covers smart voice, intelligent vision, and open data platform products, and is a key focus of OneConnect's AI endeavors. In particular, Gamma Smart Voice is built on Ping An Group's 30-plus years of financial business accumulation and experience in call center intelligent upgrades, combined with cutting-edge explorations in AIGC. The platform innovatively combines "products" with "business", focusing on three major solutions: Intelligent customer service, intelligent risk control, and intelligent marketing, enabling the intelligent upgrade of remote banking and empowering the development of new quality productive forces in the financial industry.

In terms of "products", Gamma Smart Voice uses AI technologies such as ASR, TTS, NLP, and large models to create a robot platform that supports "ITAI" adaptation. The platform consists of both application and middle-office layers—the application layer includes text robots, voice robots, video robots, intelligent assistants, intelligent quality inspection, and intelligent knowledge bases; the middle-office layer includes the AI management middle office, AI dashboard middle office, and AI optimization middle office. The platform has completed mutual certification with major vendors such as Kylin, NeoKylin, Huawei Kunpeng, TongTech, King Base, ZDVC, Dameng, and Hygon.

In terms of "business", Gamma Smart Voice has accumulated 300+ real-world validated voice robot processes, 3,000+ text FAQ libraries, 200+ quality inspection models, 60+ intelligent auxiliary templates, and 5,000+ intent libraries, helping enterprises quickly achieve the expected results in AI scenarios.

For example, in the AI + consumer credit scenario of "intelligent risk control", OneConnect's Gamma Smart Voice successfully combines video robot technology with loan business procedures. This innovative application of AI replaces manual operations in steps such as face-to-face reviews, document signing, and rights confirmation. The manual face-to-face interview rate decreased by 49%, per capita approval output increased by 32%, and video face-to-face interview costs were reduced by 90%. Each robot can process thousands of rights confirmation requests per day, helping financial institutions reduce costs, improve efficiency, and enhance customer service experience.



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Case | OneConnect Invited to Attend the Hong Kong Special Administrative Region ("SAR") Government's Technology Forum

In August 2024, the Digital Policy Office of the Hong Kong SAR Government ("Digital Office") held the 19th Technology Forum at the Hong Kong Science Park. The theme of the forum was "Empower Public Service Development Through National Self-developed Diversified Technologies". The event attracted more than 40 government departments from the SAR and 12 Chinese mainland innovation companies, including Huawei, Tencent, Alibaba, and OneConnect. OneConnect's Senior IT Project Architect, Mr. Su Jinming, was invited to attend and deliver a speech. Mr. Su shared his experience on high availability under the context of ITAI in public services, focusing on the development of robust ITAI solutions to support the reliability requirements of critical public service systems. His presentation covered topics such as information security and data platform building. OneConnect's ITAI solutions support the transformation of diversified platform services, offering an integrated service model that includes "consultation + implementation + evaluation", continuously improving the high availability of public services and achieving high-quality development to meet the long-term business development needs of financial institutions.

As one of the first FinTech companies to expand into the ITAI sector, OneConnect has invested years in R&D and development. The company has obtained 178 compatibility certifications for its software. Through its "technology + business" dual empowerment model, OneConnect provides financial institutions with holistic solutions, including "full-vehicle output + autonomous driving"," and has initially developed a model that transitions from services to ecosystem development. The company's three major product segments—digital banking, digital insurance, and Gamma Platform—are fully adaptable to ITAI requirements. At this forum, OneConnect's Hong Kong branch set up a dedicated booth to showcase its products and solutions to the attendees.


HKSTP
Cyberport
APAS
專題技術論壇 Technology Forum

Case | OneConnect at the 2024 East Asian Insurance Congress ("EAIC") Hong Kong Conference, Deeply Engaged in Guangdong-Hong Kong-Macao Greater Bay Area Insurance Innovation Discussions

In October 2024, OneConnect was invited to participate in the 2024 EAIC held in Hong Kong and share its practices and innovative cases in insurance technology. Since its founding in 1962, EAIC has become one of the largest insurance industry events in the Asia-Pacific region, attracting numerous leaders from the global insurance and financial sectors. The event aims to explore the profound impact of digital transformation and innovation on the development of the industry. At the event, OneConnect participated in a panel discussion on "The Greater Bay Area: A dynamic ecosystem fostering for growth & innovation for the insurance industry", alongside corporate guests from Deloitte, Chubb, Alibaba, and others, exploring the vast opportunities the Greater Bay Area presents for the insurance industry and FinTech. During the discussion, OneConnect emphasized that the Guangdong-Hong Kong-Macao Greater Bay Area is the core region for insurance innovation and reaffirmed its commitment to empowering the long-term growth and innovation of the insurance industry in the Greater Bay Area through technology.


EAIC 2024
EAIC
2024

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Conducting public welfare volunteer activities 3.4.3

Volunteer public welfare services have always been an integral part of OneConnect's corporate culture. In terms of engaging in public welfare and fulfilling social responsibilities, OneConnect has consistently taken action without pause, contributing to the construction of a better society.

Key Performance

Employee participation in volunteer activities

120

Employee volunteer service hours

332

Case | Ping An Guardians Action – Orange Heart for First Aid Awareness Campaign

In April 2024, OneConnect actively participated in the "Ping An Guardians Action – Orange Heart for First Aid Awareness Campaign", organized by the Ping An Volunteer Association. The event aimed to provide professional training to employees, teaching them basic first aid skills so they could take swift and correct action in emergency situations. The campaign sought to enhance employees' safety awareness and their ability to self-rescue and assist others. After the event, the participants found the experience invaluable, emphasizing the importance of such activities in improving the overall safety awareness and emergency response capabilities within the company.


平安守护者行动

Case | Ping An Voluntary Blood Donation Campaign

In July 2024, OneConnect actively responded to the call of the Ping An Volunteer Association, encouraging all employees to sign up for the 2024 Ping An Voluntary Blood Donation Campaign. During this event, OneConnect employees enthusiastically participated in the blood donation and also actively promoted the importance of voluntary blood donations, encouraging more colleagues to join the campaign.


平安守护者行动：热血传万里，家家共平安

Case | Volunteering Service for National College Entrance Exam

In June 2024, to fully support and ensure the smooth conduct of the National College Entrance Examination for students, OneConnect actively responded to the Exam Support Volunteer Service initiative organized by the Ping An Volunteer Association. The company formed a volunteer team composed of dedicated employees, committed to providing services such as traffic guidance around exam venues, order maintenance, and emergency assistance. This effort aimed to ensure candidates could focus on their exams in a quiet, orderly, and supportive environment.


平安志愿者协会金融壹账通分会为2024年高考护航

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Environmental - Low-Carbon Future 04

OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Addressing climate change 4.1

Climate change is a global challenge. It not only directly affects the company's operations through extreme weather events that can be immediately perceived, but also significantly impacts the company's future business development indirectly through increasingly stringent policies and regulations, shifts in market preferences, and technological innovations. The company is attentive to the impacts of climate change, actively identifying and evaluating climate-related risks and opportunities, mitigating and adapting to the impacts of climate change, and supporting the achievement of the Group's and national "Dual Carbon" goals.

Climate governance 4.1.1

To better address the challenges posed by climate change, the company attaches great importance to the establishment of a climate governance system. The company has developed a clear, efficient, and reasonably structured ESG governance framework, within which the management of climate change issues is further strengthened.

The Board of Directors is responsible for the overall supervision of climate change matters, including setting goals, formulating policies, and monitoring progress. The Board integrates climate change considerations into major strategic decisions, transactions, and risk management procedures. The ESG Oversight Committee, established by the company's management team, is responsible for coordinating the company's efforts in addressing climate change matters. This includes comprehensively identifying and assessing the risks and opportunities associated with climate change, managing its impacts, guiding and overseeing various functional departments and business lines to implement related tasks, and regularly reviewing the progress of these efforts. The ESG Oversight Committee conducts an annual identification of climate-related risks and opportunities, reporting to the Board. Each functional department and business line implements climate change-related initiatives based on the company's annual plan and promptly reports relevant management performance to the management.

To better facilitate the Board and the management team in fulfilling their supervisory and coordination responsibilities related to climate change response, the company invited third-party external expert consultants in November 2024 to provide training and lectures on the impacts of climate change and the new disclosure requirements related to climate information from the HKEX.



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Climate strategy 4.1.2

The company plans to identify and assess climate change-related risks and opportunities across short-term (1-3 years), medium-term (3-5 years), and long-term (over 5 years) time horizons in line with its business characteristics. Based on the results of the assessment, the company will develop corresponding response strategies.

Risk Type		Risk Description	Potential Financial Impacts	Impact Timeframe	Response Measures
Physical Risk	Acute Physical Risks	Extreme weather events (such as typhoons, heavy rainfall, wildfires, and floods) will impact the company's physical assets, causing damage to equipment and machinery, threatening the safety of employees, and affecting business continuity.	Operating revenue ↓ operating costs ↑	Short-term	Develop the *Response Regulations for Major Emergencies (2024 Version)*, recognizing natural disasters that cause business closures, significant property damage, and severe harm to employee health as major emergencies; closely monitor the meteorological bureau's extreme weather forecasts and provide timely internal early warnings and notifications; establish an emergency response plan for extreme weather, adjust the form of office operations flexibly, and ensure employee safety and the protection of company assets.
	Chronic Physical Risks	Rising sea levels and increasing temperatures will lead to changes in the company's office locations, increased energy consumption, and accelerated equipment aging.	Operating revenue ↓ operating costs ↑	Medium-term long-term	Plan ahead for changes to the company's business locations; upgrade and replace high-energy-consuming equipment with more energy-efficient, environmentally friendly, easy-to-maintain, and longer-lasting devices.
Transition Risk	Policy and Legal Risks	The "Dual Carbon" policy requires the company to transition toward a green, low-carbon model.	Operating revenue ↓ compliance costs ↑	Medium-term long-term	Strengthen the company's green operations, proactively take energy-saving and carbon-reduction measures, encourage employees to adopt green commuting, and reduce the company's GHG emissions.
	Technological Risks	Increased investment in green and low-carbon transformation technologies.	Operating revenue ↓ r&d investment ↑	Medium-term long-term	Accelerate the application of green, low-carbon transformation technologies to real-world scenarios and improve R&D investment returns.
	Market Risks	Customers prefer green and low-carbon products and services. Failure to meet customer demands will result in customer loss.	Operating revenue ↓	Medium-term	Capture customer demands for green and low-carbon solutions in a timely manner, leveraging digital transformations services to help customers improve operational efficiency, reduce energy consumption, and lower greenhouse gas emissions.
	Reputation Risks	Insufficient efforts by the company in addressing climate change will lead to negative public opinion.	Operating revenue ↓ operating costs ↑	Medium-term	Continuously monitor the environmental and social impacts of operations, actively promote energy conservation and emission reduction efforts, and build a positive corporate image.
Opportunity Type		Opportunity Description	Potential Financial Impacts	Impact Timeframe	Response Measures
Improving Operational Efficiency		Guided by green and low-carbon principles, the company will adopt more efficient business models to achieve lean management of resources.	Net profit ↑ operating costs ↓	Short-term medium-term	Establish workplace operational management standards, promote low-carbon, green office practices and paperless work environments, and encourage employees to develop good office habits to achieve workplace energy-saving and emission reduction goals.
Development of New Products and Services		The "Green + Digital Transformations" will assist financial institutions in energy conservation and carbon reduction, creating new sources of revenue.	Operating revenue ↑	Short-term medium-term	Integrate energy management, carbon emission management, lean management, and other functional modules into digital services to assist customers in energy conservation and carbon reduction.
Digitalization of Products and Services		In the broader green and low-carbon transformation context, an increasing number of business customers and consumers will opt for digitalized products and services, which will help increase the market share of the company's core business.	Operating revenue ↑	Medium-term long-term	Leverage the company's digital transformations and technological innovation advantages to help financial institutions and real-economy enterprises digitalize their products and services.

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Climate risk management 4.1.3

The company has established a comprehensive risk management system that covers all aspects, with clear responsibilities, well-defined boundaries, and standardized management procedures. The *Comprehensive Risk Management Framework* has been formulated, and a clear, effective, and mutually balanced three-line defense structure has been put in place for risk management, composed of business departments, risk management functional departments, and internal audit and supervision departments, ensuring that responsibilities are fully implemented.

In line with the requirements of the International Sustainability Standards Board ("ISSB"), the company has incorporated climate change-related risks into its ESG risk management framework, establishing comprehensive climate risk management procedures. These include climate risk identification, assessment, control, and reporting. In the future, the company will conduct climate scenario analysis, and assess, analyze, and prioritize risks associated with specific scenarios.

Climate-related metrics and targets 4.1.4

The company actively supports the operational carbon neutrality goal of Ping An Group, committed to achieving carbon neutrality in its operations by 2030. The company monitors its total GHG emissions and intensity annually, and discloses its GHG data in compliance with HKEX' s information disclosure requirements.

Metric	Unit	2022	2023	2024
Scope 2 GHG Emissions	Tons of CO_2e	1,326.30	1,097.47	757.08
Scope 2 GHG Intensity	Tons of CO_2e per person	0.47	0.45	0.40



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Strengthening green operations 4.2

Focusing on environmental protection in its business activities, OneConnect integrates environmental protection into its business philosophy and long-term development strategy. In its routine business operations, OneConnect proactively builds a green workplace, promotes resource conservation and reuse, and optimizes waste disposal, taking tangible actions to reduce the negative environmental impact of its operations.

Green Workplace

In the office, OneConnect has switched to motion-sensing energy-efficient lighting, ensuring that lights automatically turn off when no one is present, which reduces electricity consumption by 50% compared to previous usage. The company has introduced green energy-efficient equipment, such as the "High-altitude Fresh Air Heat Recovery System", "Ice Storage Cooling System", and "Variable Air Volume ("VAV") Air Conditioning System"," These systems save 46% of energy compared to traditional office spaces of similar scale. Office curtains are equipped with a solar-adaptive control system with built-in sensors, which ensure automatic adjustment based on the sun's position and light intensity to balance shading, lighting, transparency, and energy conservation.

The company has formulated the *Workplace Operation Management Standards*, requiring offices to implement environmental improvements and advocate energy conservation and environmental protection across the entire staff. Employees are encouraged to practice good office habits and adopt energy-saving and emission-reduction measures.


珍惜能源
请节约用电
关闭电脑
关闭电源

Energy Saving and Emission Reduction Poster

Case | "Act Together, Protect the Earth" Public Welfare Campaign

In March 2024, to raise employees' environmental awareness and encourage contributions to Earth's sustainable development, OneConnect actively responded to the "Give an Hour for Earth" initiative launched by WWF. The company specifically organized a public welfare campaign entitled "Act Together, Protect the Earth", mobilizing all employees to turn off non-essential lighting or electronic devices, or go outdoors, between 8:30pm and 9:30pm on March 23, demonstrating support for environmental protection through action. This initiative was also honored with a Certificate of Appreciation from WWF-Hong Kong, recognizing OneConnect's commitment to the Give an Hour for Earth campaign.


嘉許狀
Certificate of Appreciation
GIVE AN HOUR FOR EARTH
23.03.2024 | 20:30

Resource Conservation and Recycling

The company encourages resource conservation and recycling internally. The building where the company is located utilizes a rainwater collection and reuse system, using collected rainwater for building irrigation and surface washing. A reclaimed water system uses air-conditioning cooling water and condensate as water sources, which are treated and then used for cooling tower circulation and cleaning in restrooms, effectively improving water resource utilization. These initiatives are expected to save approximately 40,000 tons of water annually.

Optimizing Waste Disposal

The primary waste produced by the company consists of discarded electronic products and office waste. The company strictly adheres to the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes*, managing solid waste through classification.

The company has formulated the *Electronic Waste Disposal System*, maintains an asset inventory for discarded electronic products and selects third-party recyclers that meet the required conditions through a bidding process to handle the disposal of discarded electronic products. For discarded electronic products which can be hazardous wastes, the company reduces waste generation through donations or transfers. In terms of office wastes which are non-hazardous, the company encourages employees to sort waste for centralized disposal by property management. Used printer cartridges are recycled and transferred to reduce hazardous waste, while used office paper and cardboard boxes are also collected and sorted for recycling by property cleaning services to reduce the generation of office waste.

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Appendix 05

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Table of key performance indicators 5.1

Environmental Indicators »»

Category	Key Performance Indicators	Unit	2022	2023	2024
GHG Emissions	Scope 2 GHG emissions	tCO_2e	1,326.30	1,097.47	757.08
	Scope 2 GHG emissions intensity	tCO_2e /person	0.47	0.45	0.40
Solid Waste	Total hazardous waste	tons	4.16	4.20	4.68
	Hazardous waste intensity	tons/ person	0.0015	0.0017	0.0025
	Total non-hazardous waste	tons	229.10	190.80	133.65
	Non-hazardous waste intensity	tons/ person	0.0810	0.0782	0.07
Resources Utilization	Total electric power consumption	MWh	2,269.01	1,924.37	1,410.88
	Electric power consumption intensity	MWh / person	0.80	0.79	0.74
	Total water consumption	tons	16,098.54	7,221.46	6,643.74
	Water consumption intensity	tons/ person	5.68	2.96	3.50
	Paper consumption in the office	tons	6.61	4.58	3.11

Notes:

(1) The environmental data about the company's operations in this report is for the period of January 1, 2024 to December 31, 2024. The scope of the organization includes all workplaces of OneConnect located in Shenzhen, Shanghai, Beijing, Chengdu, Hong Kong, etc.

(2) OneConnect does not produce scope 1 GHG emissions in the course of operations and business activities. Scope 2 indirect GHG emissions are mainly greenhouse gas emissions caused by the use of purchased electricity. When calculating Scope 2 GHG Emissions, we adopt the grid emission factor (0.5366 tCO2/MWh) specified in the *Notice on the Management of GHG Emissions Reporting for Power Generation Sector from 2023 to 2025* issued by the Ministry of Ecology and Environment of the People's Republic of China. The emissions for 2022, 2023 and 2024 have been recalculated based on the latest carbon emission factors.

(3) Hazardous waste mainly includes wasted electronic products, waste ink/toner cartridges, and wasted lamps/bulbs. Non-hazardous waste is mainly office waste generated in the office area.

(4) As of the reporting period, the company does not have self-built data centers, so the total electricity consumption recorded is for office use.

(5) The total water consumption counted by the company is mainly municipal water supply (tap water), excluding the consumption of barrels and bottled water for drinking.

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Social Indicators

Category	Key Performance Indicators		Unit	2022	2023	2024
Employment	Total number of employees		/	2,832	2,440	1,937
	Number of employees by gender	Male employees	/	1,836	1,581	1,270
		Female employees	/	996	859	667
	Number of employees by category	Senior employees	/	51	48	32
		Intermediate employees	/	600	447	286
		Junior employees	/	2,181	1,945	1,619
	Number of employees by age	Employees under 30	/	637	450	366
		Employees aged between 30 to 50	/	2,148	1,953	1,550
		Employees over 50	/	47	37	21
	Number of employees by region	Number of Chinese mainland employees	/	2,629	2,296	1,861
		Number of Hong Kong, Macau, Taiwan and overseas employees	/	203	144	76
	Number of employees by employment type	Number of full-time employees	/	/	/	1,926
		Number of part-time employees	/	/	/	11
	Labor force breakdown: Gender	Proportion of female members in the total workforce	%	/	/	34
		Proportion of female members of the senior management position	%	/	/	16
		Proportion of female members of the management position	%	/	/	27.6
		Proportion of female members of the junior management position	%	/	/	29
		Proportion of female members of the management in revenue-generating functions	%	/	/	32.5
	Labor force breakdown: Race/ Ethnicity and nationality	Proportion of minority employees in the total workforce	%	/	/	4
		Proportion of minority employees in the management position	%	/	/	5
	Employee turnover rate by gender	Male employees	%	36	27	34
		Female employees	%	33	27	35

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Category	Key Performance Indicators		Unit	2022	2023	2024
Employment	Employee turnover rate by age	Employees under 30	%	39	28	42
		Employees aged between 30 to 50	%	33	27	32
		Employees over 50 (1)	%	36	45	63
	Employee turnover rate by region	Turnover rate of Chinese mainland employees	%	34	25	35.16
		Turnover rate of Hong Kong, Macau, Taiwan, and overseas employees (2)	%	48	48	31.37
	Recruitment	Total number of new hires (excluding internal transfers)	/	/	/	505
		Proportion of vacant positions filled by internal candidates (internal hiring rate)	%	/	/	21.07
		Recruitment cost per employee	RMB	/	/	7,936.69
	Employee rights protection	Employee absence rate	%	/	/	0.4
		Employee union membership rate	%	/	/	100

Notes:

(1) The higher turnover rate among employees over 50 is due to the smaller population base of employees over 50. Minor personnel changes can result in a significant turnover rate. For detailed information, please refer to the breakdown of "Number of employees by age".

(2) The higher turnover rate among Hong Kong, Macau, Taiwan, and overseas employees is due to the smaller population base of Hong Kong, Macau, Taiwan, and overseas employees. Minor personnel changes can result in a significant turnover rate. For detailed information, please refer to the breakdown of "Number of employees by region".

Category	Key Performance Indicators	Unit	2022	2023	2024
Health and Safety	Number of work-related death	/	0	0	0
	Rate of work-related deaths to the number of employees	%	0	0	0
	Number of day losses due to work-related injury	Day	0	35(1)	0

Note:

(1) In 2023, one person was recognized by the Social Security Bureau as injured at work, and the number of days of sick leave taken by the employee at the time of the injury was 35 days.

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Category	Key Performance Indicators		Unit	2022	2023	2024
Development and Training	Percentage of trained employees by gender	Male employees	%	90.8	98.8	100
		Female employees	%	94.8	98.7	100
	Average training hours per employee by gender	Male employees	Hour	7.2	4.1	30.2
		Female employees	Hour	7.2	5.2	31.8
	Percentage of trained employees by category	Senior employees	%	20	97.9	100
		Intermediate employees	%	70	99.3	100
		Junior employees	%	100	98.7	100
	Average training hours per employee by category	Senior employees	Hour	20	6.6	54.9
		Intermediate employees	Hour	8	4.6	27.5
		Junior employees	Hour	7	4.4	30.8
	Average employee training and development expenditure by gender	Male employees	RMB	/	/	2,938.89
		Female employees	RMB	/	/	2,938.89
	Average employee training and development expenditure by category	Senior employees	RMB	/	/	14,002.95
		Intermediate employees	RMB	/	/	3,659.20
		Junior employees	RMB	/	/	2,909.20
Supply Chain Management	Total number of collaborative suppliers		/	864	479	360
	Number of Chinese mainland suppliers		/	857	461	344
	Number of Hong Kong, Macau, Taiwan, and overseas suppliers		/	7	18	16
	Number of suppliers inspected in the admission review procedure		/	1,563	324	314
	Number of suppliers whose cooperation was terminated due to the discovery of abnormal behavior		/	11	39	8

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OneConnect Financial Technology Co. Ltd. 2024 Environmental, Social and Governance Report
About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Category	Key Performance Indicators	Unit	2022	2023	2024
Product Liability	Number of product and service complaints	/	6	4	5
	Complaint resolution rate	%	100	100	100
	Telephone service satisfaction	%	/	/	100
	Online service satisfaction rate(1)	%	9 (out of 10)	8.5 (out of 9)	100
Information Security and Privacy Protection	Data security training	/	/	/	12
Intellectual Property Protection	Cumulative software copyright registrations	/	/	/	938
	Cumulative trademark authorizations	/	/	/	939
	New patents granted in 2024	/	/	/	29
	New software copyright registrations in 2024	/	/	/	27
Public Welfare and Charity	New charitable donations and material contributions	RMB 10,000	/	/	3
	Number of employee participating in volunteering services	Person-times	/	/	120
	Total hours of employee participating in volunteering services	Hour	/	/	332

Note:

(1) The method for calculating online service satisfaction in 2024 has changed compared to 2023 and will be calculated using a percentage system.

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Governance Indicators

Category	Key Performance Indicators	Unit	2022	2023	2024
Board of Directors	Number of Board members	/	11	9	9
	Percentage of independent directors	%	36.36	44.44	44.44
	Proportion of female directors	%	36.36	22.22	22.22
	Number of directors with a risk management expert background	/	2	1	1
	Number of Board meetings	/	5	4	5
	Number of Audit Committee meetings	/	7	5	5
	Number of Compensation Committee meetings	/	1	1	1
	Number of Nomination Committee meetings	/	1	1	1
Ownership	Proportion of shares held by the largest shareholder	%	/	/	32.91
	Proportion of state-owned capital shareholdings	%	/	/	0
	Mandatory takeover bid ownership threshold	%	/	/	≥30% or >2% within 12 months (if the investor has held no less than 30% but no more than 50% of the company's voting rights)
	Required voting proportion for the company's merger decisions	%	/	/	75
	Proportion of default votes required for amendment of articles	%	/	/	75
	Required shareholding proportion for convening a special shareholders' meeting	%	/	/	10
	Required shareholding proportion for written consent actions	%	/	/	100
	Frequency of the re-election of the Board of Directors	Year/time	/	/	1
	Proportion of Board members re-elected	%	/	/	55.6

Category	Key Performance Indicators	Unit	2022	2023	2024
Business Ethics	Number of corruption lawsuits against the company and its employees	/	0	0	0
	Economic loss caused by corruption lawsuits to the company	RMB	0	0	0
	Frequency of business ethics audits	Year/time	/	/	7
	Employee business ethics training coverage	%	/	/	100
	Supplier anti-corruption policy coverage	%	/	/	100
	Number of anti-corruption/integrity culture-relate compliance training sessions organized or hosted by the company	/	/	/	13
	Coverage of anti-corruption/integrity culture-related compliance training organized or hosted by the company	%	/	/	100
	Number of violations regarding corruption or bribery	/	/	/	0
	Number of violations regarding discrimination or harassment	/	/	/	0
	Number of violations regarding customer privacy data	/	/	/	0
	Number of violations regarding conflicts of interest	/	/	/	0
	Number of violations regarding money laundering or insider trading	/	/	/	0

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Clause Index Table for HKEX's Environmental, Social and Governance Reporting Code 5.2

Disclosure Obligations		Status	Chapter or Explanation
Mandatory Disclosure Requirements			
Governance Structure		Disclosed	**Sustainability Governance**
Reporting Principles		Disclosed	**About This Report** - Reporting Principles
Reporting Boundary		Disclosed	**About This Report** - Scope of the Report
"Comply or explain" Provisions			
Aspect A1: Emissions			
General Disclosure		Disclosed	**4 Environmental - Low-Carbon Future**
A1.1	The types of emissions and respective emissions data.	Not Applicable	Non-production enterprises are not involved in the emission of air pollutants
A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Environmental Indicators
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Environmental Indicators
A1.5	Description of emissions target(s) set and steps taken to achieve them.	Disclosed	**4 Environmental - Low-Carbon Future** 4.1 Addressing Climate Change
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Disclosed	**4 Environmental - Low-Carbon Future** 4.2 Strengthening Green Operations

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Disclosure Obligations		Status	Chapter or Explanation
Aspect A2:Use of Resources			
General Disclosure		Disclosed	**4 Environmental - Low-Carbon Future** 4.2 Strengthening Green Operations
A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Environmental Indicators
A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Environmental Indicators
A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Disclosed	**4 Environmental - Low-Carbon Future** 4.2 Strengthening Green Operations
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Disclosed	**4 Environmental - Low-Carbon Future** 4.2 Strengthening Green Operations
A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Not Applicable	The company's business does not involve product production.
Aspect A3: The Environment and Natural Resources			
General Disclosure		Not Applicable	OneConnect does not involve other environmental and natural resources in its day-to-day operations, so the disclosure on environmental and natural resources in Aspect A3 is not applicable.
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Not Applicable	
Aspect B1: Employment			
General Disclosure		Disclosed	**3 Social- Ecological Win-win**
B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
B1.2	Employee turnover rate by gender, age group and geographical region.	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
Aspect B2: Health and Safety			

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Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3.2 People-oriented Management** 3.2.4 Occupational Health and Safety
B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
B2.2	Lost days due to work injury.	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Disclosed	**3.2 People-oriented Management** 3.2.4 Occupational Health and Safety
Aspect B3: Development and Training			
General Disclosure		Disclosed	**3.2 People-oriented Management** 3.2.1 Compliant Employment
B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
B3.2	The average training hours completed per employee by gender and employee category.	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
Aspect B4: Labour Standards			
General Disclosure		Disclosed	**3.2 People-oriented Management** 3.2.1 Compliant Employment
B4.1	Description of measures to review employment practices to avoid child and forced labour.	Disclosed	**3.2 People-oriented Management** 3.2.1 Compliant Employment
B4.2	Description of steps taken to eliminate such practices when discovered.	Disclosed	**3.2 People-oriented Management** 3.2.1 Compliant Employment
Aspect B5: Supply Chain Management			

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Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3.3 Co-building the Industry** 3.3.1 Enhancing Supplier Management
B5.1	Number of suppliers by geographical region.	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Disclosed	**3.3 Co-building the Industry** 3.3.1 Enhancing Supplier Management
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Disclosed	**3.3 Co-building the Industry** 3.3.1 Enhancing Supplier Management
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Disclosed	**3.3 Co-building the Industry** 3.3.1 Enhancing Supplier Management
Aspect B6: Product Responsibility			
General Disclosure		Disclosed	**3.1 Customer First**
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not Applicable	The company's products have not been subject to recalls due to safety or health concerns.
B6.2	Number of products and service related complaints received and how they are dealt with.	Disclosed	**3.1 Customer First** 3.1.3 Customer Service and Quality Assurance **5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
B6.3	Description of practices relating to observing and protecting intellectual property rights.	Disclosed	**2.2 Operation Compliance** 2.2.1 Intellectual property compliance management
B6.4	Description of quality assurance process and recall procedures.	Disclosed	**3.1 Customer First** 3.1.3 Customer Service and Quality Assurance
B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Disclosed	**3.1 Customer First** 3.1.1 Data Security and Privacy Protection
Aspect B7: Anti-corruption			

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About This Report | Board Statement | Chairman's Message | About OneConnect | Key Performance in 2024 | Honors and Awards | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental - Low-Carbon Future | Appendix

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**2.4 Business Ethics**
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Governance Indicators
B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Disclosed	**2.4 Business Ethics** 2.4.1 Anti-corruption and Anti-bribery 2.4.3 Whistleblower procedures and protection
B7.3	Description of anti-corruption training provided to directors and staff.	Disclosed	**2.4 Business Ethics** 2.4.1 Anti-corruption and Anti-bribery
Aspect B8: Community Investment			
General Disclosure		Disclosed	**3.4 Shared Development**
B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	Disclosed	**3.4 Shared Development**
B8.2	Resources contributed (e.g. money or time) to the focus area.	Disclosed	**5 Appendix** 5.1 Table of Key Performance Indicators - Social Indicators
Part D: Climate-related Disclosures		Disclosed	**4 Environmental - Low-Carbon Future** 4.1 Addressing Climate Change **5 Appendix** 5.1 Table of Key Performance Indicators - Environmental Indicators

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GRI Standards Indicators Index 5.3

Statement of Use:

OneConnect has reported in accordance with the GRI Standards for the period from January 1, 2024 to December 31, 2024.

GRI 1 Used

GRI 1: Foundation 2021

GRI Standards	Disclosure	Location
GRI 2: General Disclosures 2021	2-1 Organizational details	About OneConnect - Company Profile
	2-2 Entities included in the organization's sustainability reporting	About This Report - Scope of the Report
	2-3 Reporting period, frequency and contact point	About This Report
	2-4 Restatements of information	/
	2-6 Activities, value chain and other business relationships	About OneConnect - Company Profile
	2-7 Employees	3 Social - Ecological Win-Win - 3.2 People-oriented Management, 5 Appendix - 5.1 Table of Key Performance Indicators
	2-8 Workers who are not employees	5 Appendix - 5.1 Table of Key Performance Indicators
	2-9 Governance structure and composition	1 Sustainability Governance - 1.1 ESG Governance System 2 Governance - Solid Operation - 2.1 Corporate Governance
	2-10 Nomination and selection of the highest governance body	2 Governance - Solid Operation - 2.1 Corporate Governance
	2-12 Role of the highest governance body in overseeing the management of impacts	1 Sustainability Governance - 1.1 ESG Governance System
	2-13 Delegation of responsibility for managing impacts	1 Sustainability Governance - 1.1 ESG Governance System
	2-14 Role of the highest governance body in sustainability reporting	Board Statement 1 Sustainability Governance - 1.1 ESG Governance System
	2-16 Communication of critical concerns	1 Sustainability Governance - 1.2 Stakeholder Engagement 1 Sustainability Governance - 1.3 Identification of Material Topics
	2-23 Policy commitments	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	2-24 Embedding policy commitments	3 Social - Ecological Win-Win - 3.2 People-oriented Management
GRI 2: General Disclosures 2021	2-26 Mechanisms for seeking advice and raising concerns	1 Sustainability Governance - 1.2 Stakeholder Engagement
	2-27 Compliance with laws and regulations	2 Governance - Solid Operation - 2.2 Operation Compliance
	2-28 Membership associations	3 Social - Ecological Win-Win - 3.3 Co-building the Industry
	2-29 Approach to stakeholder engagement	1 Sustainability Governance - 1.2 Stakeholder Engagement

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Statement of Use:

OneConnect has reported in accordance with the GRI Standards for the period from January 1, 2024 to December 31, 2024.

GRI 1 Used

GRI 1: Foundation 2021

GRI Standards	Disclosure	Location
GRI 3: Material Topics 2021	3-1 Process to determine material topics	1 Sustainability Governance - 1.3 Identification of Material Topics
	3-2 List of material topics	1 Sustainability Governance - 1.3 Identification of Material Topics
	3-3 Management of material topics	1 Sustainability Governance - 1.1 ESG Governance System, 1 Sustainability Governance - 1.3 Identification of Material Topics
GRI 201: Economic Performance 2016	201-2 Financial implications and other risks and opportunities due to climate change	4 Environmental - Low-Carbon Future - 4.1 Addressing Climate Change
	201-3 Defined benefit plan obligations and other retirement plans	3 Social - Ecological Win-Win - 3.2 People-oriented Management
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	3.4 Shared Development 3.4.3 Contributing to the Improvement of National Social Welfare
	203-2 Significant indirect economic impacts	3.4 Shared Development 3.4.3 Contributing to the Improvement of National Social Welfare
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	2 Governance - Solid Operation - 2.4 Business Ethics
	205-2 Communication and training about anti-corruption policies and procedures	2 Governance - Solid Operation - 2.4 Business Ethics
	205-3 Confirmed incidents of corruption and actions taken	2 Governance - Solid Operation - 2.4 Business Ethics
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	2 Governance - Solid Operation - 2.4 Business Ethics
GRI 207: Tax 2019	207-1 Approach to tax	2 Governance - Solid Operation - 2.4 Business Ethics
	207-2 Tax governance, control, and risk management	2 Governance - Solid Operation - 2.4 Business Ethics
	207-3 Stakeholder engagement and management of concerns related to tax	1 Sustainability Governance - 1.2 Stakeholder Engagement
GRI 302: Energy 2016	302-1 Energy consumption within the organization	5 Appendix - 5.1 Table of Key Performance Indicators
	302-3 Energy intensity	5 Appendix - 5.1 Table of Key Performance Indicators
	302-4 Reduction of energy consumption	4 Environmental - Low-Carbon Future - 4.2 Strengthening Green Operations

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Statement of Use:

OneConnect has reported in accordance with the GRI Standards for the period from January 1, 2024 to December 31, 2024.

GRI 1 Used

GRI 1: Foundation 2021

GRI Standards	Disclosure	Location
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	4 Environmental - Low-Carbon Future 4.2 Strengthening Green Operations
	303-2 Management of water discharge-related impacts	4 Environmental - Low-Carbon Future 4.2 Strengthening Green Operations
	303-5 Water consumption	5 Appendix - 5.1 Table of Key Performance Indicators
GRI 305: Emissions 2016	305-2 Energy indirect (Scope 2) greenhouse gas emissions	5 Appendix - 5.1 Table of Key Performance Indicators
	305-4 Greenhouse gas emissions intensity	5 Appendix - 5.1 Table of Key Performance Indicators
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	4 Environmental - Low-Carbon Future 4.2 Strengthening Green Operations
	306-2 Management of significant waste-related impacts	4 Environmental - Low-Carbon Future 4.2 Strengthening Green Operations
	306-3 Waste generated	4 Environmental - Low-Carbon Future 4.2 Strengthening Green Operations
	306-4 Waste diverted from disposal	4 Environmental - Low-Carbon Future 4.2 Strengthening Green Operations
	306-5 Waste directed to disposal	4 Environmental - Low-Carbon Future 4.2 Strengthening Green Operations
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	3 Social - Ecological Win-Win - 3.3 Co-building the Industry
	308-2 Negative environmental impacts in the supply chain and actions taken	3 Social - Ecological Win-Win - 3.3 Co-building the Industry
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	5 Appendix - 5.1 Table of Key Performance Indicators
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	401-3 Parental leave	3 Social - Ecological Win-Win - 3.2 People-oriented Management

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Statement of Use:

OneConnect has reported in accordance with the GRI Standards for the period from January 1, 2024 to December 31, 2024.

GRI 1 Used

GRI 1: Foundation 2021

GRI Standards	Disclosure	Location
GRI 403: Occupational Health and Safety 2018	403-3 Occupational health services	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	403-5 Worker training on occupational health and safety	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	403-6 Promotion of worker health	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	403-8 Workers covered by an occupational health and safety management system	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	403-9 Work-related injuries	3 Social - Ecological Win-Win - 3.2 People-oriented Management 5 Appendix - 5.1 Table of Key Performance Indicators
	403-10 Work-related ill health	3 Social - Ecological Win-Win - 3.2 People-oriented Management 5 Appendix - 5.1 Table of Key Performance Indicators
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	3 Social - Ecological Win-Win - 3.2 People-oriented Management 5 Appendix - 5.1 Table of Key Performance Indicators
	404-2 Programs for upgrading employee skills and transition assistance programs	3 Social - Ecological Win-Win - 3.2 People-oriented Management
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	3 Social - Ecological Win-Win - 3.2 People-oriented Management 5 Appendix - 5.1 Table of Key Performance Indicators
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	3 Social - Ecological Win-Win - 3.2 People-oriented Management
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	3 Social - Ecological Win-Win - 3.2 People-oriented Management 3 Social - Ecological Win-Win - 3.3 Co-building the Industry
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	3 Social - Ecological Win-Win - 3.2 People-oriented Management 3 Social - Ecological Win-Win - 3.3 Co-building the Industry
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	3 Social - Ecological Win-Win - 3.4 Shared Development
GRI 417: Marketing and Labeling 2016	417-3 Incidents of non-compliance concerning marketing communications	3 Social - Ecological Win-Win - 3.1 Customer First
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	3 Social - Ecological Win-Win - 3.1 Customer First

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